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                                  FORM 20-F/A2
                                (Amendment No. 2)

          [X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

          [_] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          [_]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


                        Commission File Number 0-31547

                         CINEMA INTERNET NETWORKS INC.
               (Name of Registrant as specified in its charter)

                                    Canada
        (state or other jurisdiction of incorporation or organization)

                     Pier 32, Granville Island, Suite 320
                             1333 Johnston Street
                  Vancouver, British Columbia Canada V6H 3R9
             (Address of principal executive offices and zip code)

                                (604) 602-1280
                          (Issuer's telephone number)

          Securities to be registered under Section 12(b) of the Act:
                                     None
        Securities to be registered pursuant to Section 12(g) of the Act:
                              Title of each class
                              -------------------
                     Common Shares, no par value per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the registration statement: 7,983,207 Common Shares were outstanding as of January 25, 2001.

Indicate by check mark whether the registrant (1) has filed all the reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes __ No X
                                             -
Indicate by check mark which financial statements item the registrant has elected to follow:

                            [ITEM 17 [x] ITEM 18[]]

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FORWARD LOOKING STATEMENTS

        Cinema Internet Networks Inc. cautions readers that certain important factors (including without limitation those set forth in this Form 20-F) may affect CinemaWorks' actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F, or that are otherwise made by or on behalf of CinemaWorks. For this purpose, any statements contained in this Form 20-F that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations of comparable terminology, are intended to identify forward- looking statements.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

        CinemaWorks is a Canadian corporation that is engaged in the high-speed (broadband) Internet networks and connections installation business for hotels and other commercial customers. CinemaWorks commenced this business in November 1999 and has generated approximately $266,032 in revenues through January 15, 2001 from these operations, which were its only revenues generated from its currently continuing operations during that period. During its fiscal year ending July 31, 2000, CinemaWorks discontinued its pay per view movie programming services business, which it provided to the hospitality industry for 15 years in Canada and the U.S.

        CinemaWorks incurred an operating loss of $214,093 in its fiscal year ending July 31, 2000 ($1,230,297, as adjusted for U.S. generally accepted accounting principles). Although CinemaWorks' discontinued pay per view business generated revenues and operating income for the fiscal year ending July 31, 2000, this business had been incurring significant operating losses in recent years. In order to fund its current operating losses and to expand its operations, CinemaWorks will need to obtain additional financing in the near term.

        CinemaWorks' corporate offices are located at Pier 32, Granville Island, Suite 320, 1333 Johnston Street, Vancouver, British Columbia, Canada V6H 3R9. The telephone number of CinemaWorks is (604) 602-1280. CinemaWorks' common stock is currently traded on the Canadian Venture Exchange under the trading symbol CWK.V. CinemaWorks' corporate Web site can be viewed on the World Wide Web at http://www.cinemaworks.com.

        Unless otherwise stated, all currency denominations in this Form 20-F are in U.S. dollars. For certain information concerning the exchange rate of Canadian dollars into U.S. dollars, see "Item 8. Selected Financial Data -- Exchange Rates."

        CinemaWorks History and Corporate Structure

        CinemaWorks was incorporated on December 27, 1985, under the laws of Canada as T.E.N. Private Cable Systems, Inc. Effective July 28, 1999, CinemaWorks changed its name to Cinema Internet Networks Inc. in order to reflect the change in its business focus from owning and operating pay per view movie programming services for the hospitality industry to its current business of Internet infrastructure installations for the hospitality industry. CinemaWorks has one wholly owned subsidiary, T.E.N. Private Cable Systems USA, a Washington state corporation. T.E.N. Private Cable Systems USA was incorporated on June 9, 1986, and offers contract high-speed Internet infrastructure installation services in the U.S. T.E.N. Private Cable Systems USA's offices are located at 4800 SW Macadam Avenue, Suite 280, Portland, Oregon 97201. From this office, CinemaWorks conducts all of its U.S. installation administrative activities and oversees its U.S. business development activities.

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        CinemaWorks initially entered the hotel pay per view business by contracting with various Canadian hotels, primarily in the Vancouver, British Columbia area. Following its initial private financing, in 1986 CinemaWorks became a public company listed on the Vancouver Stock Exchange, which consolidated with the Alberta Stock Exchange, and is now known as the Canadian Venture Exchange. By 1999, CinemaWorks had contracts for pay per view services in 8 hotels (792 rooms) throughout the Canadian province of British Columbia and 14 hotels (2,455 rooms) in the U.S.

        By 1998, CinemaWorks' aging hospitality pay per view technology was in critical need of replacement in order for CinemaWorks to remain competitive with other companies, which were offering expanded and enhanced pay television services. CinemaWorks evaluated the status of the pay per view industry and the costs of acquiring and financing the assets that would be required for it to become competitive as a provider of pay per view services. As a result of this evaluation, CinemaWorks' management determined that a fundamentally new business direction for CinemaWorks should be planned and implemented that both took advantage of CinemaWorks' prior experience and existing relationships and offered the potential for significant revenues in the immediate future.

        Concurrent with its assessment of CinemaWorks' existing pay per view business, CinemaWorks' management observed the emerging demand for high-speed Internet access throughout society and its logical need by business travelers. As a result, CinemaWorks chose to direct its new business efforts toward the task of building broadband Internet infrastructure, with special emphasis on the hospitality industry, where CinemaWorks had extensive prior experience and relationships. In order to minimize the capital required to enter into and compete in this new area, and to accelerate the timing for generating revenues in this business, CinemaWorks elected to become an installer of Internet networks and connections rather than a supplier/operator of the equipment used for these networks and connections.

        CinemaWorks has historically financed its continuing operations and growth through cash generated from its operations and by issuing shares of CinemaWorks to cancel outstanding indebtedness. In March 2000, in order to fund the change in its business from owning and operating pay per view services in hotels to installing high-speed Internet networks and connections in hotels and other commercial concerns, and to reduce outstanding indebtedness, CinemaWorks completed an offering to the public through the facilities of the Canadian Venture Exchange for 950,000 units at CDN$0.675 per unit. Each unit consisted of one share of common stock and one half of a warrant, each whole warrant entitling its holder to purchase one share of common stock at a price of CDN$0.75 per share for a one-year period. CinemaWorks realized CDN$641,250 from the offering.

        In May 2000, CinemaWorks agreed to sell its pay per view assets to Chequemate International, Inc. (AMEX: DDD), thus completing its move from the pay per view business to the high-speed Internet network and connections installation business. In the transaction, which was subsequently completed, CinemaWorks received 95,000 shares of Chequemate stock. The closing price of Chequemate's common stock on the American Stock Exchange on August 3, 2000, just prior to the closing of the asset sale, was $2.37. The price of Chequemate's common stock as of January 8, 2001 was $0.3125 per share, with an average over the three months prior to January 8, 2001 of $0.60 per share. All of the Chequemate shares are restricted under the Securities Act of 1933, which means that CinemaWorks can only sell the shares through a resale registration statement or in compliance with the Securities and Exchange Commission's rule regarding sales of restricted stock. These rules include, among other requirements, a one-year holding period before the stock can be sold. Chequemate has agreed to file a registration statement covering 55,000 of the shares, which would allow CinemaWorks to sell all those registered shares immediately upon the effectiveness of the registration statement without any other restrictions.

        CinemaWorks will seek on behalf of Chequemate to sell the Canadian portion of the pay per view assets acquired by Chequemate from CinemaWorks. CinemaWorks will be entitled to retain the proceeds from this sale, if consummated by September 2001, but Chequemate will be entitled to cancel a number of the restricted shares it delivered to CinemaWorks equal to the total sale proceeds divided by $3 per share. Both the shareholders of CinemaWorks and the Canadian Venture Exchange have approved this sale arrangement.

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Pending the sale of the Canadian pay per view assets, CinemaWorks will be responsible for certain lease payments relating to those assets, totaling CDN$872 per month. Revenues generated by the Canadian pay per view business, which have averaged CDN$3,777 per month during the seven-month period ended December 2000, are available to satisfy those lease obligations. CinemaWorks expects these revenues to be more than sufficient to satisfy these lease obligations through September 2001. Any excess revenues are required to be distributed to Chequemate. CinemaWorks recorded a gain on the disposition of its pay per view operations of $281,057 in its fiscal year ended July 31, 2000.

        Business of CinemaWorks

        CinemaWorks is an Internet-related company that currently installs high-speed Internet networks and connections, using wireline connections, on a contract basis for hotels and other commercial concerns. The terms "high-speed" and "broadband" are used to describe constant, "dedicated" Internet bandwidth delivering T-1 ( ~ 1.5 Mbs ) data rates or greater. The term "dedicated" contrasts with "shared," which is descriptive of most commercial xDSL Internet and cable-based services. While those services advertise similar data rates of 1 to 2 Mbs, they can only deliver these rates intermittently depending on whether other customers are simultaneously online within the area.

        CinemaWorks' primary market niche is the hospitality industry. CinemaWorks believes the hospitality industry will be in the forefront of the construction and deployment of "last mile" broadband Internet networks worldwide, due to the importance of world travel and the need for business executives to be able to access the Internet from hotel locations throughout the world. CinemaWorks believes that its prior experience and relationships in providing pay per view services to hotels has materially assisted CinemaWorks to date in developing its Internet infrastructure installation business for customers in the hospitality industry.

        The hospitality industry services both the business traveler and the vacationer. CinemaWorks' business is principally targeted at hotels whose clientele are primarily business travelers. Today's fast-paced business world creates more travel, longer working days, greater access to and demand for the use of laptop computers for business purposes and the need for the business person to have access to the Internet, email and his or her home office network. In addition, many three-, four-and-five star rated hotels rely on convention and business meetings for increased revenues. Hotels that can support large numbers of laptop computers simultaneously accessing the Internet through high-speed connections are better positioned to attract the most such meetings and thus maximize revenues.

        High-speed Internet access and networks enable hotels to offer important advantages over their competitors. Business travelers have choices when deciding where to locate their temporary remote offices, and CinemaWorks can provide hotels with installation of the necessary Internet infrastructure to attract larger numbers of business travelers. CinemaWorks believes that the hospitality Internet infrastructure industry offers a large potential market opportunity. There are approximately 55,000 hotels (4.4 million rooms) in the U.S. and Canada, with less than 2% of these hotels already equipped with high-speed Internet networks and access, according to recent hospitality industry publications.

        CinemaWorks generates or anticipates generating revenues in the following ways:

        . by installing high-speed Internet networks and access equipment upon receiving installation request orders directly from a supplier with whom CinemaWorks has an existing relationship, such as Internet network and connections equipment manufacturer Elastic Networks, Inc.;

        . through requests to install Internet access equipment received by CinemaWorks on an ongoing basis from members of a newly-formed hospitality consortium, of which CinemaWorks is a member; or

        . by acting as an agent for supplier/operators of networks and high-speed Internet access equipment, such as network provider and distributor Sprint Canada Inc.

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        Under all three of these sales models, the supplier/operator or the hospitality consortium member or its customer pays CinemaWorks upon either a time and materials basis or upon a per-Internet-connection-installed basis at the time the installation work is performed. CinemaWorks may, in the case of certain installation projects, also earn additional on-going revenue based upon:

        .  Internet usage by the hotel's guests;

        . CinemaWorks providing ongoing maintenance for the installed equipment; and

        . CinemaWorks owning and leasing or renting the installed equipment to the customer.

        There are few barriers to entry in the Internet infrastructure installation industry--start-up costs are low and demand is high in this new industry. In addition, no government regulations exist in either Canada or the U.S. that impose significant restrictions on the activities of installers. Currently, the greatest barrier to entry is the low supply of well-trained technicians who can expertly evaluate a hotel's needs, its installation problems and its budget and install an effective high-speed Internet network and connections system. To date, CinemaWorks has been able to hire and retain on a contract basis sufficient numbers of qualified lead technicians. In order to expand its current level of installations, however, CinemaWorks intends to both hire on a contract basis or employ more trained lead technicians as may be available. CinemaWorks also intends to implement an internal training program during 2001 to ensure adequate numbers of qualified personnel are on staff or are available on a contract basis to handle all installation projects CinemaWorks engages in.

        CinemaWorks' Services

        CinemaWorks' business is installing high-speed Internet infrastructure equipment, primarily for the hospitality industry. If requested, CinemaWorks will also install Internet connections in commercial buildings and other multi-unit structures. CinemaWorks has not, to date, been requested to perform any installation services in non-hospitality-related structures. CinemaWorks enters into a contract with supplier/operator of Internet networks and connections equipment to install this Internet infrastructure equipment in hotel guest rooms and meeting rooms, sometimes acting as a sales agent for the supplier/operator. The supplier/operator provides all necessary equipment to be installed, and CinemaWorks provides all installation services. T1 lines are typically ordered by the supplier/operator. Once the lines and all related equipment are installed, CinemaWorks tests the connections to ensure proper installation. Because each hotel is built differently and presents its own set of challenges and installation specifications, CinemaWorks must tailor its services for each installation project.

        A typical installation project begins with a "site survey" of the hotel, which is a detailed description of the property and its guest rooms and meeting rooms. Lead technicians take digital photographs of guest rooms, the phone room and the meeting/conference rooms so that they can engineer an installation plan that will effectively serve the location's needs. An example of a specific need a hotel may have is that some hotels are multi-structured "campus" type locations which require additional amplification equipment to be installed. In some cases in newer buildings, a complete re-wire using Cat5 ethernet cabling may be appropriate.

        After conducting a properly completed site survey, CinemaWorks' technical staff then determines the amounts and types of equipment to be used for the installation. CinemaWorks arranges work scheduling with the hotel management. CinemaWorks orders the T-1 line from a carrier and typically the supplier/operator provides the equipment that allows high-speed Internet connections from hotel guest rooms and meeting rooms. When CinemaWorks has completed a hotel installation on behalf of a supplier/operator using hardware and software provided by the supplier/operator, the hotel guest is able to do the following:

        .  connect a laptop computer via an ethernet card or cable;

        .  start up his or her computer;

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        .  open the Internet browser; and

        . automatically establish the high-speed Internet connection. There is no need to reconfigure IP addresses or make any other adjustments to the user's software, because the equipment software installed by CinemaWorks acts as a proxy for the Internet session, thereby allowing the guest to avoid adjusting his or her individual laptop when connecting to the Internet from the hotel. The hotel directly bills the guest user for the high-speed Internet access via the hotel's billing system or via credit card by the supplier/operator, which operates its credit card payment system online via the Internet. The payment method choice is the option of hotel management. In the case of the hospitality consortium, the high speed access is provided "free" to the guest.

        The supplier/operator, as the operating company for the installed network, typically performs ongoing maintenance of the network at all points, including directly to in-room high-speed modems that CinemaWorks installs out-of-sight, usually beneath desks located in the hotel rooms. In addition, the supplier/operator typically operates a 24/7 call center whose job it is to help sort through and solve minor customer service problems sometimes encountered by first time users of the high-speed Internet services. After the installation is complete, CinemaWorks may contract with the supplier/operator for CinemaWorks to provide ongoing maintenance on a time and materials basis for the life of the hotel service contract.

        Managing the installation process requires close monitoring of scheduling and progress. A critical variable in CinemaWorks' profitability is the amount of annual revenue generated by each lead technician. Time mismanagement in the use of lead technicians can lead to significant revenue loss if CinemaWorks does not have sufficient availability of its lead technicians. Time mismanagement of lead technicians can also erode the profitability of particular installation projects. CinemaWorks can minimize time waste in the multi-task environment of each installation job by ensuring that all parties know in daily real time how all others are progressing on their portions of each project. CinemaWorks has developed certain proprietary project management software to assist it in the process of project management. For a description of CinemaWorks' proprietary software, see "Intellectual Property."

        Although CinemaWorks performs some of its work on a time and materials basis, CinemaWorks believes that its major customers will eventually require installers to charge a rate based on a "per Internet connection." This fact emphasizes CinemaWorks' need to maximize its efficiency when installing each project. In addition, CinemaWorks believes that pricing its services on a performance-based "per Internet connection" basis will be a competitive advantage in an environment where most competitors currently work on a time and materials payment model.

        Strategic Alliances and Other Strategic Partners

        CinemaWorks recently has established certain business relationships that it expects to be integral to its future success in the high-speed Internet infrastructure installation business for the hospitality industry. CinemaWorks has formed several strategic relationships and alliances with its customers, who are the supplier/operators of Internet infrastructure equipment. CinemaWorks anticipates that these alliances will provide opportunities for CinemaWorks to grow and generate potentially significant revenues in the foreseeable future. To date, CinemaWorks has generated limited revenues from each of its strategic relationships with Sprint Canada, Inc., Elastic Networks, Inc. and Darwin Networks, Inc.

        The following describes CinemaWorks' principal strategic alliances and partners:

        Strategic Alliances

        1. Sprint Canada, Inc. In a memorandum of understanding, Sprint Canada
           ------------------
has named CinemaWorks as a Sprint Canada "Solutions Alliance Partner" for installation and maintenance of high-speed Internet services in the hospitality industry throughout Canada. This arrangement applies to all of Sprint Canada's high-speed Internet business in hotels, including installation projects CinemaWorks completes in

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conjunction with the newly formed hospitality consortium described below. Being a Solutions Alliance Partner means that CinemaWorks is one of only approximately 30 selected businesses Sprint Canada uses for it outsourcing needs. Although some other Solutions Alliance Partners provide installation services as part of their businesses, CinemaWorks is currently the only Solutions Alliance Partner that specializes solely in hospitality-related high-speed Internet installations using xDSL solutions over existing telephone wires in hotels.

        Sprint Canada and CinemaWorks are currently finalizing the terms of their relationship to be set forth in a final agreement that CinemaWorks expects to complete in the near future. Through January 15, 2001 CinemaWorks has received $2,785 in revenues resulting from this relationship. CinemaWorks' final agreement with Sprint Canada will not guarantee CinemaWorks any particular level of minimum revenues. The final agreement between Sprint Canada and CinemaWorks also will not legally bind CinemaWorks to an exclusive agreement with Sprint Canada, and therefore CinemaWorks will be free to provide installation services for other companies in Canada.

        2. The Hospitality Consortium. In September 2000, CinemaWorks signed a
           --------------------------
memorandum of understanding with Sprint Canada, Wiredinn.com, Inc. and Wiredinn's parent company, TIV Operations Group, Inc. to form a hospitality industry high-speed Internet services consortium. The discussion that follows is based in part on the memorandum of understanding among the hospitality consortium members and reflects the proposed terms of their relationships. No formal agreement yet binds the parties as a hospitality consortium, and CinemaWorks has not yet completed any installation projects with the hospitality consortium or received any revenues relating to the hospitality consortium. CinemaWorks is not guaranteed any minimum level of revenues under the memorandum of understanding and does not expect to have any minimum revenue guarantees under any definitive agreements among the hospitality consortium members.

        The hospitality consortium's primary purpose is to develop and deploy high-speed Internet access connectivity in hotels throughout North America. The hospitality consortium will provide high-speed Internet services under a business model in which the hotel pays for the installation of the high-speed Internet services equipment and its continued use. CinemaWorks will receive payment up front for its installation services and on an ongoing, monthly basis for its maintenance and equipment leasing services (in cases where CinemaWorks purchases the equipment and leases it to the hotel). The hotel determines the terms and conditions under which hotel guests can utilize the services. This business model is fundamentally different from early high-speed Internet services business models in which a supplier/operator paid for the high-speed Internet services equipment in a revenue sharing arrangement with the hotel and then dictated to the hotel the price charged to hotel guests for using the services. Under the hospitality consortium's business model, the hotel has the incentive to improve guest satisfaction by providing high-speed Internet services to its guests free of charge. TIV has analyzed millions of global hotel call records that indicate that "charged" hotel guest use of high speed Internet services may increase substantially when these services are provided for free. The hospitality consortium's business model allows hotels to charge for hotel Internet services in meeting and conference rooms and to keep up to 100% of that revenue.

        As the "preferred" installation and maintenance provider for the hospitality consortium's high-speed Internet services, CinemaWorks will enjoy what is essentially a "first right of refusal" to provide installation and maintenance services to the hospitality consortium's customers throughout Canada and the U.S. Sprint Canada, Wiredinn and any future hospitality consortium members may, however, in their sole discretion, choose to use other providers in the event CinemaWorks fails in its installation and maintenance obligations, the hospitality consortium members present projects to CinemaWorks that are beyond CinemaWorks' capabilities or if other reasons exist for hospitality consortium members to use another installer. Notwithstanding CinemaWorks' "preferred" installer status under the hospitality consortium memorandum of understanding, CinemaWorks is not legally bound to any exclusive agreements and is free to provide installation services for any company.

        The hospitality consortium memorandum of understanding contemplates that in Canada, Sprint Canada will lead the hospitality consortium's efforts by obtaining service contracts for high speed Internet

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services, often in properties where Sprint Canada currently provides telecommunications services. Wiredinn will provide a sophisticated Internet portal customized for each hotel. TIV, Wiredinn's parent company, will consult with each hotel to assist it to realize greater telecommunications revenues to enable the hotel to pay for the high-speed Internet services equipment CinemaWorks installs in the hotel. CinemaWorks will install and maintain the equipment, and in most cases, will own the equipment and lease or rent it to the hotel, thereby earning continuing revenues from each hotel.

        Current Hospitality Consortium Members
        --------------------------------------

        In addition to CinemaWorks, the following companies are the current members of the hospitality consortium:

               Sprint Canada. Based upon its discussions and negotiations with Sprint Canada regarding the parties' intended written agreement, CinemaWorks anticipates that Sprint Canada will serve as the integrator for the hospitality consortium in Canada by sourcing, assembling, and shipping equipment to each hotel site where CinemaWorks' installation technicians will begin their work. In addition, CinemaWorks anticipates that Sprint Canada will provide IP data bandwidth to the Canadian hotel customers of the hospitality consortium, operate the consortium's 24/7 customer help desk and manage the hospitality consortium's network operations center for North America. Sprint Canada has a strong presence in the Canadian hospitality industry and will use its size and influence in the hospitality and telecommunications industries, including a nationwide sales force of over 100 individuals, to market and sell the hospitality consortium's high-speed Internet services to hotels throughout Canada.

        Sprint Canada will provide equipment as well as bandwidth for these installation projects. Sprint Canada's Tier 1 IP data telecommunications network currently extends across Canada, and through the lines it owns or has access to through its numerous alliances, it can provide service to any area of North America, and in many international locations.

               Wiredinn.com, Inc. Wiredinn provides a worldwide hospitality Internet "portal" for travelers accessing the Internet from hotel rooms and from their homes and businesses. Wiredinn is a true Internet portal, featuring local and regional information for each individual hotel. CinemaWorks signed an agreement with Wiredinn in October 2000, under which CinemaWorks will receive equity in Wiredinn based upon its ability to sign hospitality consortium hotel customers to Wiredinn's portal. The agreement names CinemaWorks the "preferred" installation and maintenance company for Wiredinn for high-speed Internet services equipment throughout the U.S. and Canada.

               TIV Operations Group, Inc. Founded in 1987, TIV is a global provider of telecommunications auditing and consulting services for luxury hotels. TIV has established long-term consulting and client relationships with more than 600 of the world's most prestigious hotels in more than 65 countries. TIV will provide the hotel customers of the hospitality consortium with consulting services to enable them to best utilize their new high-speed Internet services. TIV will also help the hospitality consortium's customer hotels realize additional telephone department revenues via sophisticated pricing models for long distance phone calls to pay for the high-speed Internet systems equipment installed by CinemaWorks. In some cases, TIV may act as a financial guarantor for hotels purchasing the hospitality consortium's equipment and services.

        Proposed International Consortium Members
        -----------------------------------------

        Although CinemaWorks' current operations are limited to North America, CinemaWorks anticipates that it may install high-speed Internet infrastructure equipment internationally through relationships with additional hospitality consortium members who may join the hospitality consortium. However, this business is not expected to commence, if at all, until after the current fiscal year.

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        CinemaWorks does not currently have an agreement with any such international companies. However, CinemaWorks is, at present, the only hospitality consortium member offering high-speed Internet infrastructure installation services. CinemaWorks therefore expects that potential future hospitality consortium members would see CinemaWorks as a likely source of high quality installation and maintenance services. Potential future members of the hospitality consortium may elect to do their own installations in certain or all cases, unless CinemaWorks signs specific agreements with these companies. In order to provide installation and maintenance services for any future international hospitality consortium members, CinemaWorks expects it would retain lead technicians locally through a joint venture, subcontract or other partnering arrangements with high-speed Internet services and equipment installations companies. CinemaWorks currently does not have any such relationships, nor does it have sufficient lead technicians that it could make available in international locations for installation projects for the hospitality consortium.

        CinemaWorks expects that, as a result of current discussions with hospitality consortium members, future international hospitality consortium members may include Granada Business Technology and ViewInternet.com Pte. Ltd. Granada Business Technology, a division of Granada Media, provides interactive television, video-on-demand and data services to approximately 100,000 hotel rooms in Europe and has contracts signed to install an additional 70,000 rooms. ViewInternet.com Pte. Ltd. is a private telecommunications services company with headquarters in Singapore. In March 2000, ViewInternet won a contract to install high-speed Internet access to 37 hotels (19,000 rooms) under the Shangri-La chain.

        3. Darwin Networks, Inc. In June 1999, CinemaWorks signed one of the
           --------------------
first third-party agent agreements with Darwin Networks, Inc.. This agreement allowed CinemaWorks, as Darwin's agent, to sell and install Darwin's high-speed Internet network systems in hotels throughout Canada and the U.S. Installations performed for Darwin in eight hotels (1,330 rooms) have generated $260,811 in revenues for CinemaWorks as of January 15, 2001. These projects represent most of CinemaWorks' completed installations and revenues received as of January 15, 2001 for its high-speed Internet networks and connections installation business as a whole. However, Darwin recently filed for Chapter 11 protection relating to its hospitality division, and is currently seeking to sell its hospitality division assets. As a result, Darwin will no longer provide its network systems to hospitality customers. Darwin will still offer its high-speed Internet network systems for installation in multiple dwelling units in Canada and the U.S. CinemaWorks believes, however, that it is unlikely that it will provide installation services in multiple dwelling units for Darwin. Therefore, CinemaWorks' relationship with Darwin will likely end after the Chapter 11 proceedings have been completed.

        In addition to the likely loss of Darwin as a continuing source of revenues, CinemaWorks is an unsecured creditor of approximately $40,000 owed to it by Darwin for work already completed. CinemaWorks will probably receive only partial payment of this amount.

        4. Elastic Networks, Inc. In August 2000, CinemaWorks entered into a
           ---------------------
two-year, renewable, non-exclusive, independent contractor services agreement with Elastic Networks, Inc. Under this agreement, Elastic Networks can request on a project-by-project basis that CinemaWorks provide installation and testing services for Elastic Network's EtherLoop modems, multiplexers, servers and associated high-speed Internet access equipment in hotels. Elastic Networks manufactures its products and sells them directly to hotels or uses agents to sell the equipment and services on its behalf. CinemaWorks currently installs Elastic Networks equipment in hotels directly for Elastic Networks. To date, CinemaWorks has not completed any installations of Elastic Networks properties, but it has performed a preliminary site survey resulting in $2,436 in fees from Elastic Networks. Elastic Networks pays CinemaWorks on either a time and materials basis or on a per-line-installed basis.

        5. GalaVu Entertainment, Inc. In addition to CinemaWorks' strategic
           -------------------------
alliances with its principal customers, CinemaWorks has established a strategic relationship with GalaVu Entertainment, Inc., a subsidiary of Chell Merchant Capital Group (Nasdaq: CHEL) of Calgary, Alberta. CinemaWorks signed a memorandum of understanding with GalaVu in May 2000. GalaVu is one of the three largest hotel pay per view movie operators in Canada, with over 200 hotels (30,000 rooms) under contract. Although CinemaWorks has not completed any installations with GalaVu to date, the memorandum of understanding anticipates that CinemaWorks will share its expertise to assist GalaVu to sell high-speed Internet services to GalaVu-serviced hotels in Canada. CinemaWorks will install the equipment on behalf of the supplier/operator chosen to supply the necessary equipment in each case. Because of CinemaWorks' existing relationships with the hospitality consortium members and Elastic Networks,

CinemaWorks anticipates that a number of GalaVu-serviced hotels will choose these supplier/operators as their high-speed Internet providers. CinemaWorks and GalaVu have not, to date, come to a final agreement on the choice of high-speed Internet services providers.

        Business Strategy

        CinemaWorks' strategy in the near term is to develop and expand its high-speed Internet networks and connections installation business in Canada and the U.S., relying primarily on its new relationships with Sprint Canada and Wiredinn through the hospitality consortium, as well as its existing relationship with Elastic Networks. Over the longer term, CinemaWorks intends to expand this business internationally, relying primarily on expected new relationships with other hospitality consortium members. This future expansion is anticipated to initially include Western Europe, Asia, and Latin America. CinemaWorks also plans to expand into new businesses, including wireless Internet and Internet content, in order to fully support the hospitality consortium's efforts. To implement CinemaWorks' strategy, CinemaWorks intends to take the actions described below.

        1.     Expand Current Business Operations in Canada and the U.S.

        In order to expand its current operations in Canada and the U.S., CinemaWorks plans to implement the following strategies:

               A. Strengthen Existing Alliances. CinemaWorks plans to rely heavily on its existing strategic alliances to develop installation projects as part of CinemaWorks' strategy to leverage the marketing budgets of the largest, well-capitalized suppliers and operators, including Sprint Canada, the other members of the hospitality consortium, GalaVu and Elastic Networks.

               B. Expand Geographical Coverage Through Strategic Installation Alliances. CinemaWorks is currently negotiating an agreement with APCI Communications Inc., of Oakville, Ontario, Canada, a national wireline and cable installation company. CinemaWorks anticipates that APCI will assist CinemaWorks to attain greater geographical coverage for CinemaWorks' services in Canada by contributing lead technicians on a per project basis where CinemaWorks cannot provide sufficient lead technicians for a project itself due to distance or the size of the project. APCI and select other, regional companies will become an active part of CinemaWorks' business strategy, functioning as strategic installation partners. These alliances will enable CinemaWorks to gain access to a professional pool of qualified and experienced lead technicians without incurring the expenses involved in hiring them as employees. Based on discussions between CinemaWorks and APCI, CinemaWorks anticipates that its agreement with APCI will provide for contract services to be performed for CinemaWorks on a fixed cost project basis.

               C. Retain Highly Qualified Personnel. An important component of CinemaWorks' strategy is to ensure that its work force is highly trained, informed and expert in installation techniques for a variety of Internet network equipment and connections. CinemaWorks expects to continue to utilize the services of John Boyce, CinemaWorks' former Vice President of Technology, on a contract basis. Mr. Boyce has extensive training experience from his 30 years in the telecommunications business. Recruiting and training qualified individuals, particularly lead technicians, is often difficult in the Internet infrastructure installation industry. This is because demand for these individuals has increased significantly in the U.S., and to a lesser extent in Canada, and all competitors in the industry are simultaneously competing for the most experienced workers. Where possible, CinemaWorks intends to recruit qualified individuals with experience in the business. CinemaWorks also expects to implement during 2001 a training program for individuals interested in becoming lead technicians. CinemaWorks plans to train prospective lead technicians in pairs on an ongoing basis to enable CinemaWorks to meet the demand for its services. CinemaWorks anticipates that it will require approximately 10 lead technicians, working on an ongoing basis, to meet the expected demand for its services.

               CinemaWorks also participates in a Canadian government program, ScienceLink, which reimburses qualifying companies for 60% of a trainee's salary for up to six months. Participants in the

ScienceLink program must be Canadian residents who have been unemployed and actively seeking employment for six months. CinemaWorks has not to date experienced personnel shortages and expects that its training program should adequately supplement its current work force. Many companies are competing for quality employees in this industry, and CinemaWorks cannot guarantee that it will have access to enough qualified technicians to meet its expansion plans.

               D. Remain Technologically Sophisticated. CinemaWorks intends to familiarize and train its lead technicians to install all preferred types of quality high-speed Internet infrastructure equipment that its alliance partner suppliers provide and their customers request. This policy will help CinemaWorks to avoid becoming dependant upon only one or two types of equipment and installation techniques, thus enabling it to possibly create alliances with a wider variety of Internet network providers.

        2. Expand High-Speed Internet Networks and Connections Installation Business Internationally.

        Substantial international opportunities may exist for CinemaWorks outside North America. CinemaWorks believes that its membership in the hospitality consortium may provide greater means for expansion of CinemaWorks' future business by taking advantage of TIV's international hospitality contacts, thereby establishing connections in areas of the world that are on the verge of experiencing the type of explosion in demand for data communications currently occurring in North America. The addition of other international hospitality consortium members in the future may also increase CinemaWorks' ability to expand internationally, although it is not certain at this time whether CinemaWorks will provide installation services for any future international members of the hospitality consortium.

        3.     Expand into New Businesses

               A. Wireless Internet Services

        Two wireless products will likely form an important complementary business to CinemaWorks' high-speed Internet installation services in the future. These are CinemaWorks' planned provisioning of last mile line-of-sight high-speed Internet wireless services and two-way broadband IP services via satellite (to remote areas). CinemaWorks expects to provide wireless Internet connections and services separately from the hospitality consortium. CinemaWorks does not provide wireless services at the present time, although it currently has the technical capability to do so. The discussion that follows is limited to future services CinemaWorks plans to offer during 2001.

        CinemaWorks expects to provide line-of-sight broadband wireless Internet connections in the future to businesses via wireless rooftop rights agreements with hotels and other buildings located in under-served areas. To accomplish its goals, CinemaWorks anticipates using strategic vendors and alliances (e.g., Sprint Canada) for equipment, installation, financing, field maintenance and Internet Service Provider services, as well as sales and marketing. CinemaWorks intends to use equipment from Cisco Systems, Inc. for its planned line-of-sight broadband wireless Internet connections, and is currently trained on the installation and use of this equipment.

        Providing satellite data services is an alternative method for delivering Internet connectivity to hotels. Currently, two-way broadband Internet data delivered via copper landline connections either does not exist or is very expensive in many areas of the world. In addition, satellite bandwidth providers typically do not offer their services to the hospitality industry at the present time. CinemaWorks anticipates being able to add value as a reseller for satellite bandwidth providers by reselling the satellite bandwidth to hospitality industry customers. CinemaWorks would procure the satellite bandwidth by ordering a two-way satellite connection from a satellite bandwidth provider on behalf of hospitality industry customers. No formal relationship with a satellite bandwidth provider is necessary to place such an order. To date, however, CinemaWorks has not placed any such orders for its hospitality customers.

          CinemaWorks plans to price its future wireless services competitively with local wireline services. In addition, discounts are expected to be given for long-term contracts with direct customers. Business arrangements with wholesale customers such as Sprint Canada, who would resell CinemaWorks' services, will yield lower profit margins, but these lower profit margins will be offset by greater business volume.

          Maintenance of CinemaWorks' future wireless services will be contracted with third parties. Maintenance services in potential future international locations (e.g., Asia) will likely be contracted through the hospitality consortium partners.

          B.   Internet Content and eCommerce Services.
               ---------------------------------------

          Because of CinemaWorks' 15 years of experience in hospitality pay per view movie and television programming, CinemaWorks' long-term plans include the provision of entertainment content delivered over the Internet, a service CinemaWorks does not currently offer. CinemaWorks is now closely evaluating proposed strategic alliances which will allow CinemaWorks to utilize its prior business experience with major movie studios. The first and most likely venue for CinemaWorks' Internet content is expected to be the hospitality consortium's worldwide hospitality portal, Wiredinn.com.

          CinemaWorks has entered into a memorandum of understanding with Earthramp.com Communications, Inc. ("Earthramp"), under which the parties intend to work together to provide real time streaming of financial data from all North American stock exchanges in the future. The memorandum of understanding anticipates that Earthramp would be the exclusive provider of Internet-based financial information to CinemaWorks and CinemaWorks would market and sell Earthramp's services to its strategic partners, including GalaVu and Wiredinn. The parties have not yet entered into a written agreement, and neither party is providing services under this memorandum of understanding.

          CinemaWorks expects to include additional services featuring eCommerce to Wiredinn, along with other potential content providers in the future. However, no service of this type is currently beyond the discussion stage, and CinemaWorks does not expect to generate any revenues from its potential Internet content and eCommerce activities in the foreseeable future.

          CinemaWorks' Customers

          CinemaWorks' sales are currently generated from installation projects in Canada and the U.S. Net sales to customers by geographic area are determined by reference to the customer's physical location. Payments are made by customers in either U.S. or Canadian currency.

          Pay Per View Services Customers (Discontinued)
          ----------------------------------------------

          Net pay per view services sales, now discontinued as CinemaWorks disposed of its pay per view assets in July 2000, as a percentage of net sales to customers by geographic area consisted of the following for the fiscal years ended July 31, 1998, 1999, 2000 and the first quarter of the fiscal year ending July 31, 2001:

                                                             Year Ended July 31,
                                                             ------------------

                                                    1998          1999          2000       2001 (fiscal
                                                    ----          ----          ----       ----
                                                                                           quarter ended
                                                                                           October 31,
                                                                                           2000 only)
Geographic Areas Discontinued Pay Per View
------------------------------------------
Business):
---------
 Canada                                            27.62%        27.62%         29.6%          0.0%
 United States                                     72.38%        72.38%         70.4%          0.0%

          CinemaWorks' customers for its now discontinued pay per view services were individual hotels such as Comfort Inn, Richmond, Virginia, Blue Horizon, Vancouver, British Columbia, Wilson World, Dallas, Texas and Bilmar Beach Resort, Treasure Island and Ramada Denver Airport, Denver, Colorado. During the fiscal year ended July 31, 2000, CinemaWorks' business changed from providing pay per view movie services in hotels to installing high-speed Internet infrastructure equipment, and by the end of that fiscal year, CinemaWorks was no longer in the pay per view services business.

          High Speed Internet Infrastructure Installation Customers
          ---------------------------------------------------------

          CinemaWorks' customers for its high-speed Internet network installation business are hotels and supplier/operators (manufacturers and distributors of high-speed Internet networks and connections), integrators, value added resellers and distributors of high-speed Internet networks and connections. The customers for suppliers/operators, in turn, are individual hotels who contract with the supplier/operator for the installation of their equipment. The primary supplier/operator for CinemaWorks to date has been Darwin, which accounted for 100% of its revenues for the fiscal year ended July 31, 2000. Due to Darwin's filing for bankruptcy protection for its hospitality division and the sale of its hospitality assets early in 2001, Darwin is not expected to be a customer in the future. As of January 15, 2001, CinemaWorks' supplier/operators have included Elastic Networks and Sprint Canada, with some initial revenues from Darwin before it filed for bankruptcy.

          Net sales as a percentage of net sales of Internet infrastructure installation to customers by geographic area consisted of the following for the fiscal years ended July 31, 1998, 1999, 2000 and the first quarter of the fiscal year ending July 31, 2001:

                                                             Year Ended July 31,
                                                             -------------------
                                                    1998          1999          2000           2001  (fiscal
                                                    ----          ----          ----           ----
                                                                                              quarter ended
                                                                                               October 31,
                                                                                               2000 only)
Geographic Areas (Internet Infrastructure
-----------------------------------------
Installation Business):
----------------------
  Canada                                             0.0%          0.0%         81.0%         81.0%
  United States                                      0.0%          0.0%         19.0%         19.0%

          Comparison of Pay Per View and High Speed Internet Infrastructure
          -----------------------------------------------------------------
Installation Businesses
-----------------------

          Net sales as a percentage of net sales to customers by business area consisted of the following for the fiscal years ended July 31, 1998, 1999, 2000 and the first quarter of the fiscal year ending July 31, 2001:

                                                             Year Ended July 31,
                                                             -------------------
                                                    1998          1999          2000           2001 (fiscal
                                                    ----          ----          ----           ----
                                                                                             quarter ended
                                                                                              October 31,
                                                                                              2000 only)
Industry:
--------
 Pay Per View Business                             100.0%        100.0%         33.3%          0.0%
 Internet Infrastructure Installation Business       0.0%          0.0%         66.7%          100%

          CinemaWorks' Suppliers

          CinemaWorks' suppliers for the high-speed Internet networks and connections equipment it installs are also often important potential customers, the supplier/operators. These supplier/operators currently include Elastic Networks and Sprint Canada. Darwin, formerly a major supplier to CinemaWorks, is not expected to continue to be a supplier, due to its recent Chapter 11 bankruptcy protection filing for its hospitality division.

          The supplier companies supply the bandwidth and equipment that CinemaWorks installs in hotels and commercial entities. Wiredinn is another important supplier. Wiredinn provides the hospitality portal hotel guests can access from their guest rooms and hotel meeting and conference rooms. Wiredinn's Internet portals adds value to the high speed Internet networks CinemaWorks installs for the supplier/operators. CinemaWorks has elected to form alliances with these companies based on the quality and availability of their products and services. The high quality Internet infrastructure equipment and services these companies supply to the hospitality market place are plentifully available and have not to date been subject to any type of seasonal cessation of or decrease in availability.

          For re-wiring projects in hotels, CinemaWorks utilizes ordinary Cat5 ethernet cabling which it purchases from the supplier/operators. CinemaWorks' installations generally require Cat5 ethernet cabling commonly available from a number of manufacturers. In addition, CinemaWorks' available personnel are factory trained by companies such as Siemens and Alcatel, and can provide manufacturer-certified cabling solutions with both copper and fiber. There are multiple sources of supply for this ethernet cabling and CinemaWorks has not to date experienced any difficulty in obtaining an adequate supply on a timely basis of this cabling.

          CinemaWorks anticipates using Cisco Systems routers, switches and line-of-sight wireless equipment for installations in North America and other locations worldwide with the hospitality consortium's members. Cisco Systems has an outstanding reputation for field maintenance and service which CinemaWorks hopes to utilize in its long-term equipment maintenance responsibilities.

          CinemaWorks' Marketing Strategy

          CinemaWorks' marketing plan relies primarily upon its relationships with the hospitality consortium members and their relationships with hotels to market the total package of high speed Internet access components. CinemaWorks markets its services directly to members of the hospitality consortium that provide equipment and services for which installation services are required. For example, CinemaWorks has signed an agreement with Wiredinn to become Wiredinn's "preferred" installer and has become a Strategic Alliance Partner with Sprint Canada. In Canada, Sprint Canada has directed its sales force to acquire maximum market share during 2001, which will likely benefit CinemaWorks as the "preferred installation partner" for the hospitality consortium throughout Canada and the U.S. Wiredinn has launched a sales initiative targeted at gaining market share in the U.S. for the four-and-five-star hotel market. TIV, as Wiredinn's parent company, can assist in this effort because of its existing relationship with over 600 hotels worldwide.


          Intellectual Property

          CinemaWorks has developed a proprietary software system with integrated data bases and project management capabilities to enhance CinemaWorks' ability to manage its installation costs while providing better customer service. This software system is designed to coordinate on a real-time basis the installation-related activities of the equipment vendors and equipment shippers, the bandwidth provider, the project manager, the local labor provider, the management of the hotel of other property owner and other parties. CinemaWorks' software system has undergone testing and is now fully functional.

          Competition

          CinemaWorks competes with a variety of companies offering Internet infrastructure installation services in hotels, including divisions of Xerox, Inc., GTE, Inc. and UNISYS, Inc., which accounted in 1999 for the majority of the Internet infrastructure installation market, respectively, in North America. In addition, there are numerous small local providers of installation services throughout Canada. CinemaWorks' strategy includes contracting with selected regional and national wiring and telecommunications - related installation companies under non-disclosure/non-compete agreements that are specific to CinemaWorks' business with the hospitality consortium (Sprint Canada and Wiredinn) and Elastic Networks. Once the parties complete their current negotiations and enter into an agreement, APCI Communications Inc. will be the first company to become an active part of CinemaWorks' business strategy as a contract strategic installation partner. Through this strategy, some potential competitors of CinemaWorks may become instead partners. See "Business
Strategy: Expand Geographic Coverage Through Strategic Installation Alliances."

          Barriers to entry into the high-speed Internet installation industry are minimal, and current and new competitors can launch new installation businesses at a relatively low cost. However, competition for competent lead technicians is both a barrier to entry for new, small companies, as well as a source of continuing competition among existing providers of high-speed Internet installation services. Current labor statistics released by the U.S. Government indicate a shortage in the foreseeable future in the computer and telecommunications technician-level workforce. The push to install high-speed Internet technology is recent and currently causing a severe shortage of qualified lead technicians to competently perform available work industry-wide. Of the qualified lead technicians available in North America, most are employed by local exchange carriers, with most of the remaining qualified workers divided between large companies such as Xerox Connect, Inc., UNISYS, Inc., and others. Because of the timeliness of CinemaWorks' current business efforts, as well as the experience and personal networks of CinemaWorks' management, CinemaWorks believes it has access to highly qualified personnel, some of whom have taken early retirement from major local exchange carriers and are now back in the work force. CinemaWorks also plans to train qualified individuals and retain these trained individuals as employees. There can be no guarantee, however, that CinemaWorks will be able to continue to attract and retain enough qualified lead technicians to fulfill the expected growing demand for high-speed Internet connection installations.

          CinemaWorks believes that in addition to competition for qualified personnel, the principal competitive factors in the Internet infrastructure installation industry are reputation for quality of service, reliability in completing jobs on-time, possession of expertise with respect to a variety of available technologies and technical trouble-shooting capability to solve unexpected problems in the field. CinemaWorks believes that it is well positioned to compete based on these features, as it has a highly qualified work force and a 15-year history of providing reliable, quality service in the hospitality field of hotel pay per view operations. Moreover, as a member of the hospitality consortium, CinemaWorks is positioned to gain a wide variety of technology expertise and trouble-shooting capabilities.

          Many of CinemaWorks' current, anticipated and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than CinemaWorks. CinemaWorks is aware that certain of its proposed competitors have and may continue to adopt more aggressive marketing policies and perhaps more aggressive pricing policies, although that is currently not the case. However, increased competition may result in reduced operating margins and loss of market share for CinemaWorks.

          Employees

          CinemaWorks, including its subsidiary, employs eight full-time and two part-time individuals. Of the eight full-time employees, one is in New Business Development, two are in Operations, one is a lead technician, one is in Sales, one is in Administration and two are Executives. Of the two part-time employees, one is in Business Development and the other is a lead technician. CinemaWorks also contracts with 50 additional persons hired on a project basis (lead technicians and other technicians).

          Research and Development

          CinemaWorks' research and development activities during the past three years have been limited to development of a software program to track and manage CinemaWorks' installation business. CinemaWorks' only research and development expenditures during the last three fiscal years were $9,162 in the fiscal year ended July 31, 2000, with an additional $1500 having been expended during the fiscal quarter ended October 31, 2000.

          Risk Factors

          An investment in CinemaWorks' securities involves a high degree of risk. These risks include without limitation the following:

          The Internet Infrastructure Installation Business is a New Industry in
          ----------------------------------------------------------------------
Which CinemaWorks Has Limited Experience. During 1999, CinemaWorks became an
----------------------------------------
installer of high speed Internet networks and connections for hotels and other commercial customers. The Internet networks and connections installation business is a new and rapidly evolving industry that is subject to significant ongoing changes resulting from factors such as advances in technology and in the uses of the Internet by businesses and consumers. CinemaWorks has had only limited experience operating in this industry and may encounter difficulties in planning for and operating its business. This may include difficulties anticipating and adapting to changes in technologies utilized for the Internet and in the business models of its existing or potential customers for the use of the Internet.

          CinemaWorks Has Not Been Profitable to Date and Will Need to Increase
          ---------------------------------------------------------------------
Revenues to Achieve Profitability. CinemaWorks has been unable to sustain
---------------------------------
profitability in recent years, due primarily to declining revenues in its pay per view business. CinemaWorks had an accumulated deficit of $4,162,112 as of July 31, 2000. There can be no assurance that CinemaWorks will be able to achieve or thereafter increase its operating profits in future periods. To generate profits in the future, CinemaWorks will need to increase its revenues. Increasing its revenues will require CinemaWorks, among other things, to successfully execute its strategy of partnering with certain suppliers of Internet equipment, to effectively market its services to potential customers, to perform installations in an efficient and timely manner and to have access to a sufficient number of lead technicians. Given CinemaWorks' limited experience in this new industry, there can be no assurance that CinemaWorks will be able to accomplish any of these goals.

          CinemaWorks Has Limited Financial Resources and Will Need Additional
          --------------------------------------------------------------------
Financing in the Near Future. CinemaWorks has only limited financial resources,
----------------------------
with working capital of $256,771 as of October 31, 2000. CinemaWorks anticipates that it will require additional capital during its current fiscal year to fund its recent operating losses and to finance the expected growth in its current installation business (including growth that may be generated through the hospitality consortium). In addition, CinemaWorks could require additional capital to fund its current operations should these operations not be as profitable as CinemaWorks expects in the near future. Longer term, CinemaWorks may require additional capital to fund its planned entry into the wireless high speed Internet services business and potential future entry into other Internet-related content, software or hardware businesses. CinemaWorks does not have any commitments from third parties to provide debt or equity financing to CinemaWorks, and there can be no assurance that any financing will be available to CinemaWorks on attractive terms or at all.

          CinemaWorks' Revenues Depend Upon Continuing and Increasing Demand for
          ----------------------------------------------------------------------
Internet Access by Travelers. CinemaWorks' business depends upon travelers' and
----------------------------
conference attendees' increased use of the Internet for email access, entertainment, commerce and information. If hotels should find that their guests do not choose their hotels based in part on whether the hotel offers high speed Internet access, the demand for CinemaWorks' installation services could decrease. A sufficiently broad base of customers may not adopt or continue to use the Internet and other online services as a medium of commerce and entertainment from hotels. In addition, the Internet may not be accepted as a viable long-term commercial tool for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements.

          CinemaWorks Will Be Dependent on its Membership in a Newly Formed and
          ---------------------------------------------------------------------
Untested Hospitality Consortium for Continuing Business Opportunities.
---------------------------------------------------------------------
CinemaWorks' business strategy involves dependence on certain strategic relationships to provide CinemaWorks with access to the Internet networking and connection equipment that it installs and to market its services to customers. CinemaWorks anticipates that its installation business in the future will be primarily dependent on its new strategic relationships with Sprint Canada and the hospitality consortium. The terms of most of these relationships have not yet been fully defined in definitive agreements. The definitive agreements are expected to permit Sprint Canada and the hospitality consortium members to utilize the services of installers other than CinemaWorks under certain circumstances, and may permit Sprint Canada or the other members of the hospitality consortium to terminate their relationships with CinemaWorks under certain circumstances. Outside of the hospitality consortium, CinemaWorks has an on-going written arrangement with Elastic Networks only. This relationships is not exclusive. CinemaWorks can only be as successful as its strategic partners are at signing hotels to utilize CinemaWorks' installation services and finding viable revenue models in this emerging industry.

          CinemaWorks' Success Requires Access to Scarce Lead Technicians That
          --------------------------------------------------------------------
it may not Have the Ability to Hire, Thus Constraining CinemaWorks' Ability to
------------------------------------------------------------------------------
Compete and Grow. CinemaWorks' current business is dependent on its access to a
----------------
sufficient number of lead technicians. CinemaWorks currently retains lead technicians on a contract, nonexclusive basis. Accordingly, there can be no assurance that sufficient lead technicians will be available to CinemaWorks for specific installation projects of CinemaWorks at the times and in the geographical markets where required. Intense competition for the services of lead technicians among installation companies may disrupt CinemaWorks' planned expansion of its installation business. If CinemaWorks cannot recruit, train or contract sufficient lead technicians to meet the demand for its installation services, it could lose customers and perhaps lose its strategic alliance partners on whom it is dependent for marketing.

          CinemaWorks May Not Be Able to Successfully Compete with Some Larger
          --------------------------------------------------------------------
Competitors with Greater Experience and Capital Resources. There are no
---------------------------------------------------------
significant proprietary, financial or other barriers to entry that could keep potential competitors from developing and providing competing services in CinemaWorks' current or future markets. A number of CinemaWorks' competitors, who include XEROX Connect and UNISYS, as well as numerous local companies, have longer operating histories, greater name recognition, larger installed customer bases, and substantially greater financial, technical and marketing resources than CinemaWorks. These advantages apply to competition for hotel customers as well as competition for the services of lead technicians. CinemaWorks' ability to compete successfully to sign hotels to installation projects and to contract with or employ lead technicians will depend in large part on how well the hospitality consortium members can market their high speed Internet services solution.

          CinemaWorks' Success Is Substantially Dependent on the Performance and
          ----------------------------------------------------------------------
Continued Employment of William Massey. CinemaWorks is particularly reliant upon
--------------------------------------
the experience and relationships that its Chief Executive Officer, William Massey, has in the hospitality industry. CinemaWorks does not have an employment agreement with William Massey and does not carry key man life insurance with respect to him. The loss of William Massey's services would adversely affect CinemaWorks' ability to expand its current level of business, as most of CinemaWorks' business to date has resulted from Mr. Massey's network of industry contacts.

          CinemaWorks Has No Experience Working Outside of Canada and the U.S.
          --------------------------------------------------------------------
CinemaWorks' possible expansion to countries outside of North America would subject CinemaWorks to new risks inherent in doing business on an international basis that CinemaWorks has not yet had to face. These risks include meeting regulatory requirements, legal uncertainty regarding liability, tariffs and other trade barriers, difficulties in staffing and managing foreign operations and potentially adverse tax consequences.

          CinemaWorks Is Largely Owned by Insiders, Who Are in a Position to
          ------------------------------------------------------------------
Influence and Control Corporate Governance. CinemaWorks' executive officers and
------------------------------------------
directors own directly or indirectly approximately 37.80% of CinemaWorks' common stock. Accordingly, CinemaWorks' executive officers and directors are able to exert effective control over the election of CinemaWorks' Board of Directors and all business decisions affecting CinemaWorks and its shareholders. Investors could have a limited ability to direct the business decisions for CinemaWorks to increase profitability, or it is possible that the insider directors could take self-interested actions that the other investors do not approve.

          The Limited Market for CinemaWorks' Common Stock Could Result in
          ----------------------------------------------------------------
Difficulty Selling the Stock and/or Continued Low Stock Prices. CinemaWorks
--------------------------------------------------------------
anticipates that a trading market will develop for its common stock following the registration of the common stock under the Securities Exchange Act of 1934, although there can be no assurance that such market will develop or that significant trading will take place in such market. It is likely that any U.S. trading market for the common stock will at least initially be on the electronic bulletin board and be subject to the "penny stock rules" under the Securities Exchange Act of 1934. Broker-dealers dealing in penny stocks are required to provide potential investors certain additional disclosures and must approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. Compliance with these requirements may make it more difficult for investors in the common stock to resell their shares to third parties or to otherwise dispose of them.

          CinemaWorks Has No Plans to Pay Dividends in the Foreseeable Future.
          -------------------------------------------------------------------
CinemaWorks currently intends to apply net earnings, if any, to increasing its capital base and funding the growth of its operations. There can be no assurance that CinemaWorks will ever have sufficient earnings to declare and pay dividends to the holders of CinemaWorks' common stock, and, in any event, a decision to declare and pay dividends is at the sole discretion of CinemaWorks' Board of Directors.

ITEM 2. DESCRIPTION OF PROPERTY

      Canada.

      CinemaWorks occupies 1,411 square feet of commercial office space at Suite 320, 1333 Johnston Street, Vancouver, BC Canada V6H 3R9. This facility is CinemaWorks' headquarters and also houses all of CinemaWorks' Canadian operations, including administrative, marketing and project management. CinemaWorks subleases this office space and pays an annual rent of approximately $9.52 per square foot, payable in equal monthly installments. The term of the sublease runs through September 29, 2003. CinemaWorks does not have a renewal option for this space. CinemaWorks believes that this space is adequate for its current and planned operations for the foreseeable future.

      United States.

      CinemaWorks shares 750 square feet of office space with two other tenants located at 4800 SW Macadam Avenue, Suite 280, Portland, Oregon 97201. The term of the lease is one year, renewable in December of each year. At present CinemaWorks is not charged any rent. CinemaWorks believes that this space is adequate for its current and planned operations for the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS

      CinemaWorks is not involved in any material litigation.

ITEM 4. CONTROL OF REGISTRANT

      To the best of CinemaWorks' knowledge, CinemaWorks is not directly or indirectly owned or controlled by any other corporation or any foreign government. The following table sets forth, as of January 15, 2001, certain information with respect to the beneficial ownership of CinemaWorks' common stock by (i) each person known by CinemaWorks to own beneficially more than 10% of the common stock outstanding as of such date and (ii) the directors and officers of CinemaWorks as a group.

              Name and Address                   Number of Common Shares         Percent
              of Person or Group                    Beneficially Owned       Beneficially Owned
North American Movie Network, Inc. (1)                   1,852,320                 23.20%
1822 Lakeland Drive
Dallas, TX 75218

Gene Yamagata Trust                                       799,380                  10.01%

275 East Tropicana, Suite 200
Las Vegas, NV 89109

All Directors and Officers as a Group (7 persons)      3,017,666 (2)               37.80%

------------------

(1) William Massey, CinemaWorks' President, Chief Executive Officer and Chairman of CinemaWorks' Board of Directors, owns 100% of the capital stock of North American Movie Network, Inc.

(2) Includes shares beneficially owned by William Massey through North American Movie Network, Inc. Assumes exercise of all 119,000 options held by the group indicated which are currently exercisable or will become exercisable before March 16, 2001. See "Item 12. Options to Purchase Securities from Registrant or Subsidiaries."

ITEM 5. NATURE OF THE TRADING MARKET

      There is a public trading market for CinemaWorks' common stock on the Canadian Venture Exchange. The trading symbol for the common stock is "CWK.V." Currently, there is no established trading market for CinemaWorks in the U.S., although CinemaWorks anticipates that the common stock will trade on the electronic bulletin board following the registration of the securities under the Securities Exchange Act of 1934. As of January 15, 2001, there were 78 shareholders of record of CinemaWorks' common stock, of which approximately 39% of the outstanding shares were held of record by 25 shareholders in the U.S.

      CinemaWorks' registrar and transfer agent is CIBC Mellon Trust.

      The high and low trades for the common stock on the Canadian Venture Exchange for each quarter of CinemaWorks' past two fiscal years are set forth below:

                Quarter Ended                High ($CDN)              Low ($CDN)
                -------------                ----                     ---
        October 31, 2000                        $1.49                   $0.75
        July 31, 2000                           $1.50                   $0.76
        April 30, 2000                          $2.90                   $0.32
        January 31, 2000                        $0.40                   $0.20
        October 31, 1999                        $0.25                   $0.15
        July 31, 1999                           $0.05                   $0.02
        April 30, 1999                          $0.03                   $0.02
        January 31, 1999                        $0.04                   $0.02
        October 31, 1998 (1)                     --                       --

_____________

(1) As a result of CinemaWorks' failure to file certain reports with the Canadian Venture Exchange, trading in CinemaWorks' stock was suspended on February 20, 1996, and resumed on August 28, 1998. There was no trading in the fiscal quarter ended October 31, 1998.

      The average daily trading volume of CinemaWorks' stock on the Canadian Venture Exchange over the past two years has been less than 1,000 shares per day.


ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

      There are no laws or governmental decrees or regulations in Canada that restrict the export or import of capital, or affect the remittance of dividends, interest or other payments to holders of CinemaWorks' securities who are not residents of Canada, other than withholding tax requirements. See "ITEM 7. Taxation".

      There are no limitations imposed by the laws of Canada, the laws of British Columbia or by the charter or other governing documents of CinemaWorks on the right of a non-resident to hold or vote common shares of CinemaWorks, other than as provided in the Investment Canada Act. The following summarizes the principal features of the Investment Act for a non-resident or non-Canadian citizen who proposes to acquire common shares. The summary below is of a general nature only and is not intended to be nor is it, a substitute for independent advice from an investor's own advisor. The summary does not anticipate any future statutory or regulatory amendments:

      The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not "Canadian" as defined in the Investment Canada Act, unless after review, the minister responsible for enforcing the Investment Canada Act is satisfied that the investment is likely to be of a net benefit to Canada. Under the Investment Act, a United States citizen qualifies as a "World Trade Organization Investor." Subject to the restrictions noted below, an investment in a Canadian business by a World Trade Organization Investor would be reviewable under the Investment Canada Act only if it is an investment to acquire control of such Canadian business and the value of the assets of the Canadian business as shown on its financial statements is not less than a specified amount, which for 2000 is CDN$192 million. An investment in the shares of a Canadian business by a non-Canadian other than a World Trade Organization Investor, when CinemaWorks is not controlled by a World Trade Organization Investor, would be reviewable under the Investment Canada Act under two circumstances. The first such circumstance would be if acquisition of the CinemaWorks shares were an investment to acquire control of the Canadian business and the value of the assets of the Canadian business as shown on its financial statements is CDN$5 million or more. The second such circumstance would be if an order for review is made by the federal cabinet on the grounds that the investment relates to Canada's cultural heritage or national identity.

      The acquisition by a World Trade Organization Investor of control of a Canadian business in any one of certain specified industry sectors is also subject to review if the value of the assets of the Canadian business exceeds CDN$5 million (as shown on its financial statements). These sectors include broadcast media (publication, distribution or sale of books, magazines, periodicals, newspapers, music, film and video products and the exhibition of film and video products). As CinemaWorks' business falls under the aforementioned broadcast media sub-category, the acquisition of control of CinemaWorks, if CinemaWorks' Canadian assets were then in excess of the CDN$5 million threshold, by a World Trade Organization Investor would be subject to such review.

        A non-Canadian would acquire control of CinemaWorks for purposes of the Investment Canada Act if the non- Canadian acquired a majority of the common shares. The acquisition of less than a majority but of one-third or more of the common shares would be presumed to be an acquisition of control of CinemaWorks unless it could be established that, on acquisition, CinemaWorks was not controlled in fact by the acquirer through the ownership of common shares. Notwithstanding the review provisions, any transaction involving the acquisition of control of a Canadian business or the establishment of a new business in Canada by a non-Canadian is a notifiable transaction and must be reported to Industry Canada by the non-Canadian making the investment either before or within 30 days after the investment.

        Certain transactions relating to common shares are exempt from the Investment Act, including:

        . an acquisition of common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

        . an acquisition of control of CinemaWorks in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and

      . an acquisition of control of CinemaWorks by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of CinemaWorks, through the ownership of common shares, remained unchanged.

ITEM 7. TAXATION

      Canadian Federal Income Taxation

      The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder of the shares of CinemaWorks' common stock who, for purposes of the Income Tax Act (Canada) and the Canada-United States Income Tax Convention, 1980 and at all relevant times:

      .     is resident in the United States and not resident in Canada;

      .     holds CinemaWorks' shares as capital property;

      .     deals at arm's length with CinemaWorks; and

      . does not use or hold and is not deemed to use or hold CinemaWorks' shares in or in the course of carrying on business in Canada.

      This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any prospective purchaser or holder of CinemaWorks' shares and no representation with respect to the Canadian federal income tax consequences to any such prospective purchaser is made. Accordingly, prospective purchasers of CinemaWorks' shares should consult with their own tax advisors with respect to their individual circumstances.

      Dividends

      The Income Tax Act provides that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident corporation (such as CinemaWorks) to a non-resident of Canada shall be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend or deemed dividend. Provisions in the Income Tax Act relating to dividend and deemed dividend payments to and gains realized by non-residents of Canada, who are residents of the United States, are subject to the Canada-United States Tax Convention as amended by the Protocols thereto. The Canada-U.S. Tax Convention may reduce the withholding tax rate on dividends as discussed below.

      Article X of the Canada-U.S. Tax Convention as amended by the U.S.-Canada Protocol ratified on November 9, 1995 provides a 5% withholding tax on gross dividends or deemed dividends paid to a United States corporation which beneficially owns at least 10% of the voting stock of CinemaWorks paying the dividend. In cases where dividends or deemed dividends are paid to a United States resident (other than a corporation) or a United States corporation which beneficially owns less than 10% of the voting stock of CinemaWorks, a withholding tax of 15% is imposed on the gross amount of the dividend or deemed dividend paid. CinemaWorks will be required to withhold any such tax from the dividend and remit the tax directly to Revenue Canada for the account of the investor.

      The reduction in withholding tax from 25%, pursuant to the Canada-U.S. Tax Convention, will not be available:

      (a) if the shares in respect of which the dividends are paid formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition; or

      (b)    the holder is a U.S. LLC which is not subject to tax in the U.S.

        The Canada-U.S. Tax Conversion generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if the organization is resident in the U.S. and is exempt from income tax under the laws of the U.S.

        Capital Gains

        A non-resident holder is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a share of CinemaWorks unless the share represents "taxable Canadian property" to the holder thereof. The common shares of CinemaWorks will be considered taxable Canadian property to a non-resident holder only if:

        (a)    the non-resident holder;

        (b) persons with whom the non-resident holder did not deal at arm's length; or

        (c) the non-resident holder and persons with whom he did not deal at arm's length;

        owned not less than 25% of the issued shares of any class or series of CinemaWorks at any time during the five-year period preceding the disposition. In the case of a non-resident holder to whom shares of CinemaWorks represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless:

        (a) the value of such shares is derived principally from real property (including resource property) situated in Canada;

        (b) they formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition; or

        (c)    the holder is a U.S. LLC which is not subject to tax in the U.S.

        If subject to Canadian tax on such a disposition, the taxpayer's capital gain (or capital loss) from a disposition is the amount by which the taxpayer's proceeds of disposition exceed (or are exceeded by) the aggregate of the taxpayer's adjusted cost base of the shares and reasonable expenses of disposition. For Canadian income tax purposes, the "taxable capital gain" is equal to three-quarters of the capital gain.

        United States Federal Income Taxation

        The following is a discussion of the material United States Federal income tax consequences, under current law, applicable to a U.S. holder (as defined below) of common stock of CinemaWorks who holds such shares as capital assets. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. holder. In addition, this discussion does not cover any state, local, or foreign tax consequences.(See "Canadian Federal Income Taxation" above.)

        The following discussion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

        THE DISCUSSION BELOW DOES NOT ADDRESS POTENTIAL TAX EFFECTS RELEVANT TO THE COMPANY OR THOSE TAX CONSIDERATIONS THAT DEPEND UPON CIRCUMSTANCES SPECIFIC TO EACH INVESTOR. IN ADDITION, THIS DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR INVESTORS SUBJECT TO SPECIAL TREATMENT UNDER CERTAIN U.S. FEDERAL INCOME TAX LAWS, SUCH AS, DEALERS IN SECURITIES, TAX-EXEMPT ENTITIES, BANKS, INSURANCE COMPANIES AND NON-U.S. HOLDERS. PURCHASERS OF THE COMMON STOCK SHOULD THEREFORE SATISFY THEMSELVES AS TO THE OVERALL TAX CONSEQUENCES OF THEIR OWNERSHIP OF THE COMMON STOCK, INCLUDING THE STATE, LOCAL AND FOREIGN TAX CONSEQUENCES THEREOF (WHICH ARE NOT REVIEWED HEREIN), AND SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

        U.S. Holders

        As used herein, a "U.S. holder" includes a beneficial holder of common stock of CinemaWorks who is a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, any trust if either a U.S. court is able to exercise primary supervision over the administration of the trust or one or more U.S. persons have the authority to control all substantial decisions of the trust, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of common stock of CinemaWorks is effectively connected with the conduct of a trade or business in the United States. A U.S. holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of the common shares of CinemaWorks is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

        Dividend Distribution on Shares of CinemaWorks

        U.S. holders receiving dividend distributions (including constructive dividends) with respect to the common stock of CinemaWorks are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that CinemaWorks has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be deducted or may be credited against actual tax payable, subject to certain limitations and other complex rules, against the U.S. holder's United States Federal taxable income. See "Foreign Tax Credit" below. To the extent that distributions exceed current or accumulated earnings and profits of CinemaWorks, they will be treated first as a return of capital to the extent of the shareholder's basis in the common shares of CinemaWorks and thereafter as gain from the sale or exchange of the common shares of CinemaWorks. Preferential tax rates for net long term capital gains may be applicable to a U.S. holder which is an individual, estate or trust.

        In general, dividends paid on the common stock of CinemaWorks will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

        Foreign Tax Credit

        A U.S. holder who pays (or who has had withheld from distributions) Canadian income tax with respect to the ownership of the common stock of CinemaWorks may be entitled, at the election of the U.S. holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. holder's United States income tax liability that the U.S. holder's foreign source income bears to his or its world-wide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as "passive income", "high withholding tax interest", "financial services income", "shipping income" and certain other classifications of income. A U.S. holder who is treated as a domestic U.S. corporation owning 10% or more of the voting stock of CinemaWorks is also entitled to a deemed paid foreign tax credit in certain circumstances for the underlying foreign tax of CinemaWorks related to dividends received or Subpart F income received from CinemaWorks. (See the discussion below of "Controlled Foreign Corporations"). The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of the common shares of CinemaWorks should consult their own tax advisors regarding their individual circumstances.

        Disposition of Common Stock

        If a U.S. holder is holding shares as a capital asset, a gain or loss realized on a sale of the common stock of CinemaWorks will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. However, gains realized upon sale of the common stock of CinemaWorks may, under certain circumstances, be treated as ordinary income, if CinemaWorks were determined to be a "collapsible corporation" within the meaning of Internal Revenue Code Section 341 based on the facts in existence on the date of the sale (See below for definition of "collapsible corporation"). The amount of gain or loss recognized by a selling U.S. holder will be measured by the difference between:

           . the amount realized on the sale; and

           . his tax basis in the common shares of CinemaWorks.

        U.S. holders who are individuals may offset up to $3,000 of ordinary income per year ($1,500 for married individuals filing separately) and may carryover unused capital losses to offset capital gains realized in subsequent years. For U.S. holders that are corporations (other than corporations subject to Subchapter S of the Internal Revenue Code), any unused capital losses may only be carried back three and forward five years from the year in which such losses are realized.

        A "collapsible corporation" is a corporation that is formed or availed principally to manufacture, construct, produce, or purchase certain types or property that the corporation holds for less than three years and that generally would produce ordinary income on its disposition, with a view to the stockholders' selling or exchanging their stock and thus realizing gain before the corporation realizes two thirds of the taxable income to be derived from the property. Such property includes: stock in trade and inventory; property held primarily for sale to customers in the ordinary course of business; unrealized receivables or fees, consisting of rights to payment for noncapital assets delivered or to be delivered, or services rendered or to be rendered to the extent not previously included in income, but excluding receivables from selling property that is not prescribed; and property gain on the sale of which is subject to the capital gain/ordinary loss rule. Generally, a shareholder who owns directly or indirectly 5 percent or less of the outstanding stock of the corporation may treat gain on the sale of his shares as capital gain.

        Other Possible Considerations for U.S. Holders

        If CinemaWorks were regarded as falling within any of the following classifications, the above discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of CinemaWorks' common stock. Those classifications, described below, are a foreign personal holding company, a foreign investment company, a passive foreign investment company or a controlled foreign corporation (each as defined under the Internal Revenue Code). Because CinemaWorks is, and has been, engaged in the active conduct of a business, its principal assets are related to such business, and its stock is not anticipated to be concentrated among U.S. holders to the extent required for any of such classifications, it does not appear to fall within any such classification, nor is it likely to do so in the foreseeable future.

        Foreign Personal Holding Company

        If at any time during a taxable year more than 50% of the total combined voting power or the total value of CinemaWorks' outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of CinemaWorks' gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), CinemaWorks would be treated as a foreign personal holding company. In that event, U.S. holders that hold common shares of CinemaWorks would be required to include in income for such year their allocable portion of CinemaWorks' passive income which would have been treated as a dividend had that passive income actually been distributed.

        Foreign Investment Company

        If 50% or more of the combined voting power or total value of CinemaWorks' outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Internal Revenue Code Section 7701(a)(31)), and CinemaWorks is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that CinemaWorks might be treated as a foreign investment company as defined in
Section 1246 of the Code, causing all or part of any gain realized by a U.S. holder selling or exchanging common shares of CinemaWorks to be treated as ordinary income rather than capital gains.

        Passive Foreign Investment Company

        A U.S. holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. holder.

        Section 1297 of the Internal Revenue Code defines a passive foreign investment company as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is passive income, which includes interest, dividends and certain rents and royalties or
(ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of passive income is 50% or more (publicly traded corporations must apply this test on a fair market value basis only).

        Controlled Foreign Corporation Status

        If more than 50% of the voting power of all classes of stock or the total value of the stock of CinemaWorks is owned, directly or indirectly, by U.S. holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of stock of CinemaWorks, CinemaWorks would be treated as a controlled foreign corporation under Subpart F of the Internal Revenue Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. holders in income of their pro rata shares of Subpart F income (as defined by the Internal Revenue Code) of CinemaWorks and CinemaWorks' earnings invested in "U.S. property" (as defined by Section 956 of the Code). In addition, under Section 1248 of the Internal Revenue Code, if CinemaWorks is considered a controlled foreign corporation at any time during the five year period ending with the sale or exchange of its stock, gain from the sale or exchange of common shares of CinemaWorks by such a 10% U.S. holder of CinemaWorks at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of CinemaWorks attributable to the stock sold or exchanged.

        PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES OF CINEMAWORKS.

ITEM 8. SELECTED FINANCIAL DATA

        The selected consolidated financial data presented below are expressed in U.S. dollars for the five-year period ended July 31, 2000, plus the fiscal quarter ended October 31, 2000. The selected financial data are derived from the consolidated financial statements of CinemaWorks for the five fiscal years ended July 31, 2000, 1999, 1998, 1997 and 1996, audited by CinemaWorks' independent auditors, plus unaudited financial statements from the first fiscal quarter of the fiscal year ending July 31, 2001. The selected information is qualified in its entirety by reference to, and should be read in conjunction with, such consolidated financial statements, related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included as Item 9 of this Form 20-F. The financial data presented below reflects the discontinuation and sale of CinemaWorks' prior pay per view services business in the fiscal year ended July 31, 2000. All amounts below are expressed in U.S. dollars.

                                                      Year Ended July 31,
                                                      -------------------
                                  1996         1997       1998(1)     1999 (1)     2000 (1)    2001
                                  ----         ----       ----        ----         ----        ----
                                                                                               (fiscal
                                                                                               quarter
                                                                                               ended
                                                                                               October
                                                                                               31, 2000
                                                                                               only) (1)
Income Statement Data
---------------------
Revenues                     $       -  $       -     $      -   $       -    $ 222,980     $   58,165
Gross profit                        --         --           --          --      127,968          6,919
Income (loss) from             (84,723)   (74,691)     (82,895)   (122,349)    (214,093)      (132,929)
continuing operations
Income (loss) from            (150,818)   (75,483)     247,752    (409,257)      99,244             --
discontinued operations
Net income (loss)             (235,541)  (150,174)     164,857    (531,606)    (114,849)
Dividend paid                       --         --           --          --           --             --
Per share amounts
  Net income                     (0.01)     (0.01)        0.05       (0.16)       (0.02)      (132,929)
 Income (loss) from              (0.02)     (0.02)       (0.03)      (0.04)       (0.04)         (0.02)
    continuing operations
 Income (loss) from                                                  (0.04)       (0.02)            --
discontinued operations
  Dividend paid                     --         --           --          --           --             --

Balance Sheet Data
------------------
Working capital              $(259,176) $(234,082)    $  7,658   $(487,161)   $ 388,763     $  256,771
Total assets                   266,234    449,149      390,621     417,885      488,351        326,257
Long term debt                      --         --           --          --       57,870         56,408
Capital lease obligation            --         --           --     102,074           --             --
Shareholders' equity           647,317    114,817      279,139    (253,363)     356,182        224,759

____________
(1) CinemaWorks changed its business from the provision of pay per view services to the installation of Internet infrastructure equipment during its fiscal year ended July 31, 2000. Revenues exclude revenues generated from discontinued operations, which totaled $1,064,011 for the fiscal year ended July 31, 1996, $753,490 for the fiscal year ended July 31, 1997, $612,014 for the fiscal year ended July 31, 1998, $510,198 for the fiscal year ended July 31, 1999 and $113,068 for the fiscal year ended July 31, 2000. There were no revenues from discontinued operations in the first quarter of the fiscal year ended July 31, 2001.

CinemaWorks' Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. Except as disclosed in Note 13 of the Consolidated Financial Statements, the Consolidated Financial Statements conform to all material respects with U.S. GAAP. The table below reflects the information in the table above reconciled under U.S. GAAP. The data set forth in the table below for the fiscal years ended July 31, 2000, 1999, 1998, 1997 and 1996 reflect the reconciliation to U.S. GAAP as set forth in Note 13 of the Consolidated Financial Statements for the fiscal year ended July 31, 2000. The data set forth in the table below for the fiscal quarter ended October 31, 2000 reflect the reconciliation to U.S. GAAP as set forth in Note 1 of the Consolidated Financial Statements (unaudited) for the fiscal quarter ended October 31, 2000.


                                                                          Year Ended July 31,
                                                                          -------------------
                                                    1996        1997        1998         1999          2000          2001 (fiscal
                                                    ----        ----        ----         ----          ----          ----
                                                                                                                  quarter ended
                                                                                                                    October 31,
                                                                                                                     2000 only)
Income Statement Data
---------------------
Revenues                                        $       -   $       -     $      -    $       -   $   222,980     $  58,165
Gross profit                                            -           -            -            -       127,968         6,919
Income (loss) from continuing operations         (235,541)   (150,174)     164,857     (535,934)   (1,230,297)     (132,929)
Income (loss) from discontinued operations              -           -            -            -             -       281,057
Net income (loss)                                (235,541)   (150,174)     164,857     (535,934)   (1,230,297)      148,128
Dividend paid                                           -           -            -            -             -             -
Per share amounts
  Net Income from continuing operations             (0.03)      (0.03)        0.05        (0.16)        (0.22)        (0.02)
  Net Income from discontinued operations               -           -            -            -             -          0.04
  Dividend paid                                         -           -            -            -             -             -

Balance Sheet Data
------------------
Working capital                                 $(259,176)  $(234,082)    $  7,658    $(487,161)  $   198,763     $ 256,771
Total assets                                      266,234     449,149      390,621      417,885       599,444       326,257
Long term debt                                          -           -            -            -        57,870        56,408
Shareholders equity                               647,317     114,817      279,139     (253,363)      240,323       224,759
Capital Lease Obligation                                -           -            -      102,074             -             -

        Exchange Rates

        CinemaWorks transacts its business in U.S. dollars and Canadian dollars. Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the U.S. dollar. On January 15, 2001, the exchange rate for Canadian dollars exchanged into U.S. dollars was 0.67100, while for the fiscal years ended July 31, 1996, 1997, 1998, 1999 and 2000, plus the first quarter of the fiscal year ending July 31, 2001, the following exchange rates were in effect for Canadian dollars exchanged into U.S. dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Fiscal Year     Average      High        Low          Year End
2001 (first
fiscal          0.669570     0.679260    0.653110     0.65484
quarter only)
2000            0.67929      0.69830     0.66010      0.67650
1999            0.66227      0.69170     0.63070      0.66330
1998            0.70132      0.73040     0.66070      0.66310
1997            0.73147      0.75370     0.70970      0.72440

1996            0.73416      0.75320     0.72090      0.72760


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Change in Business

        The fiscal year ended July 31, 2000 saw a major change in Cinema Works' business, with CinemaWorks committing in 1998 to change its business focus from its prior business of owning and operating pay per view services for the hospitality industry to installing high-speed Internet networks and connections for the hospitality industry. CinemaWorks first signed an agreement with Darwin to act as a sales agent for Darwin's high-speed Internet services and data services for hotels in North America. Second, in March 2000, CinemaWorks completed an offering to the public of CinemaWorks' capital stock via the Canadian Venture Exchange that brought CinemaWorks CDN$641,250. The third step in changing CinemaWorks' business focus was completed in July 2000, when CinemaWorks finalized a transaction to sell its pay per view assets, thus completing CinemaWorks' exit from the pay per view services business. The fourth step for CinemaWorks' change in business began in August 2000, when CinemaWorks signed the memorandum of understanding with Sprint Canada for CinemaWorks to install high-speed Internet access equipment for Sprint Canada and its customers in Canada. The fifth step occurred in August 2000, as well, when CinemaWorks signed the memorandum of understanding with Sprint Canada, Wiredinn and TIV to form the hospitality consortium, for which CinemaWorks is the "preferred installation partner" under the terms of the memorandum of understanding. CinemaWorks signed an agreement with Wiredinn to become its preferred installation company in North America in October 2000, solidifying CinemaWorks' role as the preferred installer for the consortium members.

        CinemaWorks' high-speed Internet infrastructure installation operations in Canada and the U.S. are conducted through independent contractor agreements with supplier/operator companies such as Wiredinn and Elastic, with whom CinemaWorks has signed installation agreements. CinemaWorks is nearing completion of an installation agreement with supplier/operator Sprint Canada. To date, CinemaWorks has completed installation projects for Darwin and Sprint Canada, and has completed a preliminary site survey for Elastic Networks. CinemaWorks plans to strengthen and develop its existing alliances and to pursue other broadband Internet services installation opportunities.

        Revenue Model For High-Speed Internet Access Equipment Installation
        -------------------------------------------------------------------
        Business
        --------

        CinemaWorks has several possible sources of revenue from typical high-speed Internet access equipment installation projects:

        . Installation Services (Includes Site Survey). CinemaWorks' hotel customers pay a flat fee for CinemaWorks' installation services, in most cases based on the number of rooms installed.

        . Long Term Maintenance of System Equipment. Customers also pay CinemaWorks for long term maintenance service on the installed equipment throughout the term of the hotel customers' service agreements with CinemaWorks. CinemaWorks provides replacement and repair pursuant to the equipment manufacturers' warranties. After the warranties expire, CinemaWorks will offer its hotel customer the option to purchase additional warranty coverage for a monthly fee. CinemaWorks estimates that its margin on this revenue is 40%.

        . Lease or Rental Income from Equipment. The hotel customers pay CinemaWorks monthly lease/rental payments for the equipment installed in these hotels in cases where CinemaWorks owns the equipment or rents or leases the equipment for the project. Generally, CinemaWorks will own the high-speed Internet services equipment for projects with the hospitality consortium. In projects CinemaWorks performs with Sprint Canada outside of the hospitality consortium, CinemaWorks may or may not own the equipment, and when CinemaWorks installs high-speed

             Internet networks and equipment for Darwin and Elastic, CinemaWorks does not own the equipment.

        Results from Operations

        Fiscal Quarter Ended October 31, 2000 Compared to Fiscal Quarter Ended October 31, 1999

        Revenues. CinemaWorks' revenues for the fiscal quarter ended October 31,
        --------
2000 from continuing operations were $58,165, all of which were generated from its new high-speed Internet networks and connections installation business. These revenues were generated entirely from CinemaWorks' sales agency agreement with Darwin. During the fiscal quarter ended October 31, 1999, CinemaWorks was not yet generating revenues from its planned high-speed Internet infrastructure installation business, as it was still involved in the pay per view movie programming business at that time.

        Cost of Goods Sold. CinemaWorks' cost of goods sold (direct costs) for
        ------------------
its high-speed Internet networks and connections installation business as a percentage of revenues was 88% of revenues, leaving 12% gross profit. As further detailed below, the costs of goods sold associated with building CinemaWorks' new high-speed Internet infrastructure installation business were lower than the costs of goods sold for the pay per view programming business for the fiscal quarter ended October 31, 1999, which were 98.7% of revenues, leaving only 1.3% gross profit.

        Selling, General and Administrative Expenses. Selling, general and
        --------------------------------------------
administrative expenses for the fiscal quarter ended October 31, 2000 were $139,848, amounting to 240.4% of revenues for the quarter. Because CinemaWorks was just beginning actual operations in its new high-speed Internet infrastructure installation business, the majority of the selling, general and administrative expenses in the fiscal quarter ended October 31, 2000 were management fees, travel and promotion expenses, professional fees and wages, benefits and consulting fees.

        Net Loss. CinemaWorks recorded a net loss from continuing operations of
        --------
$132,929 for the fiscal quarter ended October 31, 2000. The increase in net loss as compared with the fiscal quarter ended October 31, 1999 was primarily due to CinemaWorks' change in business, which had been completed only at the end of the fiscal year ended July 31, 2000 and the beginning of the fiscal quarter ended October 31, 2000. General and administrative expenses, incurred as a result of building and promoting CinemaWorks' new high-speed Internet infrastructure installation business, were all incurred and recorded before most revenues resulting from these efforts were realized. The net loss of $95,598 CinemaWorks recorded for the fiscal quarter ended October 31, 1999 was entirely a result of the contraction and cessation of CinemaWorks' pay per view business. In addition, although CinemaWorks expended funds later during the fiscal year ended July 31, 2000 to acquire additional pay per view properties, these expenses had not been incurred during the fiscal quarter ended October 31, 1999.

        Net Income Under United States GAAP. Note 1 of CinemaWorks' Consolidated
        -----------------------------------
Interim Financial Statements explains and reconciles differences between Canadian and U.S. GAAP. For the three-month period ended October 31, 2000, CinemaWorks' net income under U.S. GAAP was $148,128 as compared to its net loss under Canadian GAAP of $132,929 as the result of the following adjustment:

        . The gain on disposal of discontinued operations, totalling $281,057, recorded during the year ended July 31, 2000 under Canadian GAAP, was recognized during the three-month period ended October 31, 2000 under U.S. GAAP.

        Fiscal Year Ended July 31, 2000 Compared to Fiscal year Ended July 31, 1999

        Revenues. CinemaWorks' revenues for the year ended July 31, 2000 from
        --------
continuing operations were $222,980, all of which were generated in the last quarter. During the fiscal year ended July 31, 2000, CinemaWorks' efforts were focused on this change of business, including selling CinemaWorks' pay per view assets and raising capital through the public offering of CinemaWorks' capital stock. For the fiscal year ended July 31, 2000, CinemaWorks' revenues from its new high-speed Internet networks and connections installation business were generated in conjunction with CinemaWorks' sales agency agreement with Darwin.

        Cost of Goods Sold. CinemaWorks' cost of goods sold (direct costs) for
        ------------------
its new business as a percentage of revenues was 43%, leaving 57% gross profit. The costs of goods sold associated with CinemaWorks' new high-speed Internet infrastructure installation business are lower than the costs of providing pay per view services to the hospitality industry, and consist primarily of salaries for lead technicians, semi-skilled labor to assist the lead technicians, installation equipment (for CinemaWorks' direct employees) and the low cost of plentiful ethernet cable lines CinemaWorks installs for its customers. The supplier/operator entities with whom CinemaWorks contracts for installations provide the more costly networks and connections components to be installed. The pay per view movie and television services business carried higher costs associated with the services sold, including commissions to hotels, maintenance of cable television systems, marketing supplies, the pay per view programming, movie studio royalties, videotapes and shipping.

        Selling, General and Administrative Expenses. Selling, general and
        --------------------------------------------
administrative expenses for the fiscal year ended July 31, 2000 were $342,061, amounting to 153.40% of total revenues. CinemaWorks had no bad debts to record during the fiscal year ended July 31, 2000, and CinemaWorks had no amortization expenses related to its installation assets to record in the fiscal year ended July 31, 2000 (which consisted solely of office equipment and a company vehicle). In addition, during the fiscal year ended July 31, 2000, CinemaWorks reduced its rent expense, travel and promotion expenses and management fees due in large part to the discontinuation of CinemaWorks' pay per view services business. However, CinemaWorks' overall selling, general and administrative expenses increased in the fiscal year ended July 31, 2000 because of expenses connected with commencing the new business, including wages and consulting fees. CinemaWorks' increase in selling, general and administrative expenses in the fiscal year ended July 31, 2000 resulted in an increased loss for that fiscal year compared to the fiscal year ended July 31, 1999, notwithstanding an increase in operating revenues for the fiscal year ended July 31, 2000 versus the fiscal year ended July 31, 1999. As anticipated revenues increase in 2001, the general and administrative expenses as a percentage of revenues should be reduced.

        Net Loss. CinemaWorks recorded a net loss for the fiscal year ended July
        --------
31, 2000 of $114,849. The decrease in net loss in the fiscal year ended July 31, 2000 was primarily due to CinemaWorks' change of its business. Another reason for the decrease in net loss connected to CinemaWorks' change of business in the fiscal year ended July 31, 2000 was the income of $99,244 generated from discontinued operations. This compares to a net loss from discontinued operations of $409,257 in the fiscal year ended July 31, 1999. Revenues from discontinued operations in the fiscal year ended July 31, 2000 were $113,068 as compared to $510,198 for the fiscal year ended July 31, 1999, due to CinemaWorks' contraction and cessation of its pay per view services business and its change to the new high speed Internet infrastructure installation business. However, CinemaWorks experienced higher operating costs for its discontinued operations in the fiscal year ended July 31, 1999 because it was at that time still engaged in the pay per view business. In addition, during the fiscal year ended July 31, 1999, CinemaWorks had additional non-recurring expenses from its failed efforts to acquire additional pay per view properties.

        Net Loss Under United States GAAP. Note 13 of CinemaWorks' Consolidated
        ---------------------------------
Financial Statements explains and reconciles differences between Canadian and U.S. GAAP. These differences did not result in any significant changes to CinemaWorks' results from operations for the fiscal years ended July 31, 1999 and 1998. However, for the fiscal year ended July 31, 2000, CinemaWorks' net loss under U.S. GAAP was $1,230,297 as compared to its net loss under Canadian GAAP of $114,849 for the fiscal year ended July 31, 2000, as the result of the following adjustments:

        . The granting of incentive stock options increased compensation expense by $834,391 pursuant to SFAS No. 123; and

        . The gain on disposal of discontinued operations, totaling $281,057 was reversed and will not be recognized until it is actually realized, pursuant to APB No. 30.

        Fiscal Year Ended July 31, 1999 Compared to Fiscal Year Ended July 31, 1998

        The following discussion relates solely to the prior discontinued business of CinemaWorks and should not be considered indicative of the current or future operations of CinemaWorks' new business.

        Revenues. CinemaWorks' revenues for the year ended July 31, 1999 were
        --------
generated entirely from its discontinued pay per view services business and totaled $510,198, a decrease of $101,816, or 16.64% compared to revenues generated for the fiscal year ended July 31, 1998. The decrease in revenues was a result of the continuing decrease in CinemaWorks' pay per view business due to the decrease in the number of hotel rooms CinemaWorks was able to service under contract, resulting from the expiration of certain hotel pay per view service agreements and CinemaWorks' inability to attract the necessary equipment lease financing to replace CinemaWorks' aging pay per view technology or to expand its pay per view operations. This difficulty rendered CinemaWorks increasingly unable to effectively compete with other pay per view providers that could offer expanded and enhanced pay per view services to hotels such as sophisticated video-on-demand systems that were far superior to CinemaWorks' older scheduled pay movie systems.

        Cost of Good Sold. CinemaWorks' cost of goods sold for its discontinued
        -----------------
business for the fiscal year ended July 31, 1999 was $53,714, a decrease of $5,260 or 8.92% as compared to the fiscal year ended July 31, 1998. This decrease was due to the general contraction of CinemaWorks' pay per view business and its increasing inability to compete in that industry. The costs associated with owning and operating pay per view services included commissions to hotels, maintenance of the sensitive pay movie and television equipment, point of sale marketing supplies, the pay per view movie programming (VHS tape format), movie studio royalties, videotapes and shipping. The overall gross profit for the fiscal year ended July 31, 1999 was $138,873, representing a gross profit margin of 27.24%. This compared with the overall gross profit margin of $293,881 or 48.02% for the fiscal year ended July 31, 1998.

        Selling, General and Administrative Expenses. Selling, general and
        --------------------------------------------
administrative expenses for the fiscal year ended July 31, 1999 were $525,512, amounting to 103.00% of total revenues, as compared to $321,818, or 52.58% of total net sales for the fiscal year ended July 31, 1998. Selling, general and administrative expenses for both years consisted of amortization, listing fees and transfer agent fees, management fees, office services and related expenses, professional fees, rent, telephone and communications expenses, travel and promotion and wages, benefits and consulting fees. In the fiscal year ended July 31, 1999, CinemaWorks also incurred bad debt and interest expenses that it did not incur in the fiscal year ended July 31, 1998. Management fees increased from $20,700 in the fiscal year ended July 31, 1998 to $65,000 in the fiscal year ended July 31, 1999. In addition, CinemaWorks' telephone and communications fees, travel and promotion expenses and wages, benefits and consulting fees increased to $20,013, $41,148 and $164,680, respectively, compared to $11,478, $27,989 and $94,109 respectively for the fiscal year ended July 3l, 1998. These increases were due to CinemaWorks' efforts during the fiscal year ended July 31, 1999 to sell its aging pay per view assets while simultaneously seeking strategic alliances and financing for CinemaWorks' planned change of business to the installation of high-speed Internet networks and connections.

        Gross Profit. The overall gross profit for the fiscal year ended July
        ------------
31, 1999 was $138,973, representing a gross profit margin of 27.24%. This compared with the overall gross profit and gross profit margin of $293,881 or 48.02% for the fiscal year ended July 31, 1998. The gross profit decreased for the fiscal year ended July 31, 1999 due primarily to non-recurring expenses related to CinemaWorks' failed efforts to acquire additional pay per view properties.

        Net Loss. CinemaWorks recorded a net loss for the fiscal year ended July
        --------
31, 1999 of $531,606, compared to net income for the fiscal year ended July 31, 1998 of $164,857. The decrease in net income in the fiscal year ended July 31, 1999 was primarily due to CinemaWorks' increasing challenges in competing in the pay per view services industry as a result of the aging of CinemaWorks' pay per view technology.

CinemaWorks' overall sales efforts in the pay per view services industry in the fiscal year ended July 31, 1999 decreased compared to the fiscal year ended July 31, 1998 as CinemaWorks explored alternative businesses to the owning and operating of pay per view services.

        Liquidity and Capital Resources

        Traditionally, CinemaWorks has relied upon a combination of funds generated from its operations, the issuance of shares of its common stock in repayment of indebtedness and funds generated from issuing shares of its common stock to fund the costs of its operations. In addition, CinemaWorks partly funded its continuing operations with long term debt during the fiscal year ended July 31, 2000, including a capital lease that was disposed of during the fiscal year ended July 31, 2000 as part of the asset sale to Chequemate. In March 2000, CinemaWorks completed a public offering of its securities that generated net proceeds of CDN$641,250, which were used by CinemaWorks to carry receivables during the initial stages of growing its new high-speed Internet infrastructure installation business. CinemaWorks plans to dispose of the Chequemate stock it received in the pay per view asset sale, which may provide additional modest cash funds for CinemaWorks after the current fiscal year. Because the stock is restricted, CinemaWorks cannot sell it immediately. CinemaWorks will be able to sell the 55,000 shares Chequemate agreed to register, but only after CinemaWorks has held the stock for one year (when all of the Chequemate shares may be sold) or after the effectiveness of the registration statement Chequemate files, which is anticipated to occur by the end of 2000.

        At October 31, 2000, CinemaWorks had working capital of $256,771. This compares with working capital of $388,763 at July 31, 2000 and negative working capital of $487,161 at July 31, 1999. The increase in working capital at the end of the fiscal year ended July 31, 2000 was primarily due to the sale of CinemaWorks' pay per view assets in July 2000, the receipt of funds from CinemaWorks' public offering of capital stock completed in March 2000, and the issuance of shares of common stock in repayment of debt. CinemaWorks issued 3,416,290 shares of its common stock to pay $460,975 of debt. The debt that was repaid consisted of consultants' fees, legal fees, sums owed for the purchase of the North American Movie Network Inc. pay per view movie systems (See Item 13 "Interest of Management in Certain Transactions"), and certain loans from shareholders to CinemaWorks that CinemaWorks procured to pay these same expenses. None of these non-recurring events occurred in the first quarter of the fiscal year ending July 31, 2001, resulting in less working capital at October 31, 2000.

        CinemaWorks anticipates that it will require additional capital during its current fiscal year to finance the expected growth in its current installation business (including growth that may be generated through the consortium), as well as its planned entry into the wireless high-speed Internet services business and potential future entry into other Internet-related content, software or hardware businesses. In addition, CinemaWorks could require additional capital to fund expected new business resulting from the hospitality consortium's expansion and its current operations should these operations not be profitable in the future. William Massey loaned CinemaWorks $50,000 in December 2000 (See Item 13: "Interest of Management in Certain Transactions") to provide additional operating capital for the short term. CinemaWorks anticipates, if necessary to support its increasing operations, that it will seek to obtain a line of credit in 2001 from a financial institution. CinemaWorks does not have any commitments from third parties to provide debt or equity financing or a line of credit to CinemaWorks, and there can be no assurance that any financing will be available to CinemaWorks on attractive terms or at all. In the event CinemaWorks is unable to obtain additional capital during its current fiscal year, its ability to expand its operations will be materially and adversely affected. Moreover, should CinemaWorks continue to incur operating losses and be unable to raise additional capital, it could be forced to reduce the scope of or even discontinue its current operations.

        Impact of Inflation

        CinemaWorks believes that inflation and changing prices have not had a material effect on its business during the past three fiscal years.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Not applicable.

ITEM 10.  DIRECTORS AND OFFICERS OF THE COMPANY

        CinemaWorks' directors are elected by CinemaWorks' shareholders and serve until the next annual shareholders meeting or until their successors are otherwise elected by the shareholders. CinemaWorks' executive officers are appointed by CinemaWorks' Board of Directors and serve as officers until their successors are appointed by the Board of Directors. The directors and executive officers of CinemaWorks as of January 15, 2001 are as follows:

Name                      Office

William E. Massey         Director, Chairman, President, Chief Executive Officer
Thomas C. Bower           Director
Alan R. Murphy            Director
Robert L. Hahn            Chief Financial Officer
Anna J. Menlove           Secretary
Robert Campbell           Vice President, Business Development
Moez Manji                Vice President, Sales and Marketing

        William E. (Bill) Massey. Mr. Massey has fifteen years executive experience in the hospitality pay movie/cable television and telecommunications industries. William Massey has been CEO and Chairman of CinemaWorks since 1997. Previously, he had served as President and a director of CinemaWorks since 1994. Mr. Massey's prior experience includes founding and developing several successful startup pay movie/television companies that were eventually merged or sold to larger concerns. William Massey has a Bachelors of Education from the University of Hawaii, with graduate studies in Chemical Engineering at the University of Michigan, and in Library and Information Science at the University of Texas.

        Robert L. Hahn. Mr. Hahn has over thirty years of corporate experience in executive and financial management with several technology-related companies. Since joining CinemaWorks in January 1999 as its Chief Financial Officer, he has guided and advised CinemaWorks with respect to its long-term capital requirements and needs. While President of Continental Resources, a high technology equipment rental company, from 1965 to 1988, Mr. Hahn managed the company from startup through an aggressive expansion to include 11 offices and 250 employees generating over $100 million in annual sales. After 1975 CinemaWorks was in the computer and peripheral distribution business. While operating as an independent consultant from 1992 to 1999, Mr. Hahn assisted in securing debt and equity financing for in excess of $150 million for entrepreneurial telecommunications companies. Mr. Hahn has a Bachelor of Science in Business and Finance from the University of Maryland.

        Alan R. Murphy. Mr. Murphy has over twenty years experience in entrepreneurial enterprises. He was one of the co-founders of T.E.N. Private Cable Systems, Inc., the predecessor of CinemaWorks, where he served as President and a director of CinemaWorks from 1986 to 1989. In 1989, Mr. Murphy founded and subsequently served until 1999 as President of Daval Productions Inc., a video production business producing video tapes for the travel industry and for retail sales. Mr. Murphy was formerly a regional sales manager for Xerox in Western Canada and along with managing his portfolio of investments, currently owns and operates a yacht chartering business in Vancouver, British Columbia.

        Thomas C. Bower. Mr. Bower has been a director of CinemaWorks since July, 1997. Mr. Bower has 15 years of executive experience in applied engineering and is currently Executive Vice President of Engineering for Cascade General Inc., a major shipyard located in Portland, Oregon. Prior to this VP position, Mr. Bower was the site technical Manager for MAN B&W, Seattle, WA and Portland, Oregon from 1999 to June 2000. From 1995 through 2000 he held the position of Director and VP Engineering and Operations for Comprehensive Water Management Ltd., Delta, BC. Mr. Bower holds a B.S. from the Royal Military College

(1978), a Diploma in Marine Engineering from the Royal Navy Engineering College
(1980), a M.S. in Applied Science from the University of British Columbia
(1985), and completed a Management Development Program at the University of New Brunswick (1990).

        Anna J. Menlove. Ms. Menlove has been the Secretary of CinemaWorks since January 1999, and has served as CinemaWorks' Office Manager since 1998. Prior to joining CinemaWorks, Ms. Menlove was Office Manager for a Travelers Clinic in New Zealand in 1998, and prior to this worked in London, England as a Registered Nurse. Ms. Menlove holds a diploma in Comprehensive Nursing from Southland Polytechnic in New Zealand.

        Robert Campbell. Mr. Campbell has been CinemaWorks' Vice President of Business Development since July 2000. Mr. Campbell has 20 years of senior corporate management experience in the telecommunications, utility and banking industries. From 1996 to 1999, Mr. Campbell served as the President and CEO of Skylink Corporation (telecommunications). Between 1977 and 1996, Mr. Campbell was the General Manager of Northwest Natural Gas Company. Mr. Campbell earned a B.S. in Management in 1990 from Maryhurst University in Portland, Oregon and an Associates of Applied Science degree in Banking and Finance from Clark College in 1977.

        Moez Manji. Mr. Manji has been Vice President of Sales and Marketing for CinemaWorks since July 2000, and has been a sales consultant for CinemaWorks since September 1999. Mr. Manji's prior consulting company, Reachout Communications, specialized in sales development, Internet marketing and finance between October 1998 and August 1999. From June 1997 to October 1998, Mr. Manji served as a liaison between customers, installers and administration from Canguard Security Systems (formerly part of the Rogers Cable Communications Group). Mr. Manji's international business experience includes serving as a business development officer for EUROMET Inc. from April 1995 to May 1997. Mr. Manji received a degree in 1978 in cost management accounting from the University of Derby in England.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

        CinemaWorks does not pay the members of its board of directors for their services. The aggregate amount of compensation CinemaWorks and its subsidiary paid during the fiscal year ended July 31, 2000 to all officers as a group (five individuals) for services in all capacities was approximately $220,916, with $59,000 paid for such services in the fiscal quarter ending October 31, 2000. No amounts were paid or accrued by CinemaWorks during the last fiscal year or the first quarter of the fiscal year ending July 31, 2001 for pension, retirement or other similar plans.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

        Stock Options Outstanding

        The following table sets forth all outstanding stock options or warrants to purchase shares of CinemaWorks' common stock as of December 31, 2000 held by CinemaWorks' officers and directors:

Name of Optionee               Director /       No. of Shares of       Exercise        Expiry Date
                               Officer            common stock        Price CDN $

(a) Bower, Thomas              Director               33,000            $0.88          May 10, 02

(b) Campbell, Robert           Executive              33,000            $0.88          May 10, 02
                               Officer

(c) Hahn, Robert               Officer                33,000            $0.25          May 10, 02

(d) Manji, Moez                Executive              33,000            $0.88          May 10, 02
                               Officer

(e)  Massey, William           Director and          324,723            $0.88          May 10, 02
                               Officer

(f)  Menlove, Anna             Officer                33,000            $0.88          May 10, 02

(g)  Murphy, Alan              Director               33,000            $0.88          May 10, 02

(h)  All directors and                               522,723
    officers as a group
    (seven individuals)

        In addition to the options held by CinemaWorks' officers and directors, there are options outstanding to purchase a total of 231,000 shares of common stock at an exercise price of CDN$0.88. Of these options, 33,000, held by a former officer of CinemaWorks, expire on February 25, 2001 and the remaining 198,000 expire on May 10, 2002. There are warrants outstanding to purchase a total of 479,250 shares of common stock at an exercise price of CDN$0.88 and an expiration date of March 31, 2001.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

        Except as set forth below, CinemaWorks is not aware of any transactions or proposed transactions in respect of which CinemaWorks or T.E.N. Private Cable Systems USA was or is to be a party within the last three fiscal years, in which
(i) any director or executive officer of CinemaWorks or the T.E.N. Private Cable Systems USA, (ii) any entity that controls CinemaWorks, or (iii) any relative or spouse (or any relative of such spouse) who has the same home as any such previously named persons, had or has a direct or indirect interest in the transaction.

        During the fiscal years ended July 31, 2000 and 1999, CinemaWorks paid the spouse of William Massey $53,000 and $46,278, respectively, for services rendered to CinemaWorks in her capacity as the Human Resources Manager of CinemaWorks.

        During the fiscal year ended July 31, 1998, CinemaWorks entered into an agreement with North American Movie Network, which is 100% owned by William Massey, for the sale to CinemaWorks by North American Movie Network of certain "on-demand" pay per view movie system assets, including equipment and contracts located in the U.S. These systems were installed and operating at the time the contract was executed. North American Movie Network sold the pay per view assets to CinemaWorks for North American Movie Network's cost, plus the amount of revenues received from continuing operations of these pay per view assets between the effective date of the asset purchase agreement and the closing of the asset sale, which occurred on March 15, 1999. The total sale price of the pay per view assets was $276,927, which represented $205,120 of asset value and $71,807 of revenues CinemaWorks collected and retained between July 31, 1998 and March 15, 1999 under the terms of the asset sale agreement between the parties. In order to improve its working capital position, CinemaWorks then sold the equipment to CapitalPlus Equity, LLC, formerly known as Richlund Capital, Inc., in Utah for $126,176 on March 15, 1999, a price that reflected the lower fair market value of the assets at the time. CapitalPlus Equity, LLC then leased the equipment back to CinemaWorks starting March 15, 1999, for a 60-month term, automatically renewable for a term of 12 to 72 months, as determined by the parties. The lease payments for the first 60-month term were $2,717 per month. During the fiscal year ended July 31, 2000, this lease was disposed of as a part of the pay per view asset sale by CinemaWorks to Chequemate. See "CinemaWorks History and Corporate Structure."

        During December, 2001, William Massey loaned CinemaWorks CDN$50,000 for operating expenses. The loan is for 13 months at 1% interest per month and is not a demand note.

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

        The securities to be registered pursuant to this Form 20-F/A2 are all of the authorized common stock of Cinema Internet Networks Inc. Holders of the common stock are entitled to dividends if, as and when the Board of Directors determines that a dividend should be distributed out of funds legally available for distribution. Holders of the common stock are entitled to cast one vote for each share held at all shareholder meetings for all purposes. A majority of CinemaWorks' directors, under applicable law, are required to be citizens of Canada. There are no preemptive rights associated with the securities and no cumulative voting is authorized by CinemaWorks' Articles of Incorporation or Bylaws. The total number of shares of common stock authorized by CinemaWorks' Articles of Incorporation is unlimited; there are 10,000,000 shares of cumulative, convertible, non-voting, non-participating preferred stock authorized. To date, there has been no issuance of any preferred stock. Dividend, voting, conversion, liquidation and other rights of the Preferred Stock are set forth in the Articles of Incorporation. Neither CinemaWorks' Articles of Incorporation nor its Bylaws restrict the repurchase or redemption of shares by CinemaWorks while there is an arrearage in payment of dividends.

        CinemaWorks has never declared or paid cash dividends on its common stock. CinemaWorks intends to retain all available funds and any future earnings for use in the operation and expansion of the business and does not anticipate paying any cash dividends in the foreseeable future.

PART II

ITEM 15   DEFAULTS UPON SENIOR SECURITIES

          Not Applicable

ITEM 16   CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
          SECURITIES

          Not Applicable

ITEM 17   FINANCIAL STATEMENTS

        CinemaWorks' financial statements, including its consolidated balance sheets as at July 31, 2000 and 1999 and its consolidated statements of operations and deficit, cash flows and shareholders' equity for the years ended July 31, 2000, 1999 and 1998, are set forth herein at page F-1. Also included are unaudited consolidated statements of operations and deficit, cash flows and shareholders' equity for the fiscal quarter ended October 31, 2000.

ITEM 18   FINANCIAL STATEMENTS

          Not applicable

ITEM 19   FINANCIAL STATEMENTS AND EXHIBITS

        (a)  Financial Statements
             --------------------

             Consolidated Balance Sheets as of July 31, 2000 and 1999 Consolidated Statements of Operations and Deficit for the Years ended July 31, 2000, 1999 and 1998
             Consolidated Statements of Cash Flows for the Years ended July 31, 2000, 1999 and 1998
             Consolidated Statements of Shareholders' Equity for the Years ended July 31, 2000, 1999 and 1998
             Consolidated Balance Sheets (unaudited) as of October 31, 2000 and 1999
             Consolidated Statements of Operations and Deficit (unaudited) for the Quarters Ended October 31, 2000 ended 1999
             Consolidated Statements of Cash Flows (unaudited) for the Quarters Ended October 31, 2000 and 1999

           Consolidated Statements of Shareholders' Equity (unaudited) for the Quarters Ended October 31, 2000 and 1999

      (b)  Exhibits
           --------

           1.1  Articles of Incorporation(1)
           1.2  Bylaws(1)
           1.3 Certificate of Existence/Authorization of TEN Private Cable Systems (USA), Inc.(1)
           3.1  Chequemate/CinemaWorks: CinemaWorks Asset Purchase Agreement(1)
           3.2 Sprint Canada, Inc./TIV Inc./Wiredinn, Inc./Cinema Internet Networks Inc: Memorandum of Understanding(1)
           3.3 Darwin Networks, Inc./Cinema Internet Networks Inc.: Sales Representation Agreement(1)*
           3.4 Elastic Networks, Inc./Cinema Internet Networks Inc.: Master Services Agreement(1)*
           3.5  GalaVu Entertainment, inc./Cinema Internet Networks Inc.:
                High-Speed Internet Services Memo of Understanding(1)*
           3.6  North American Movie Network/Cinema Internet Networks Inc.:
                Asset Sale Agreement(1)
           3.7  Offer to Sublease(1)
           3.8  Earthramp Communications/CinemaWorks: Memo of Understanding(1)*
           3.9 Integra Leasing/T.E.N. Private Cable Systems, Inc.: Lease Agreement(1)
           3.10 Sprint Canada/CinemaWorks: Memorandum of Understanding
                Letter(1)*
           3.11 Wiredinn.com/CinemaWorks: License and Services Agreement(1)*

        (1) This exhibit was previously filed with the Securities and Exchange Commission with CinemaWork's 20-F/A (Amendment No. 1).

        *Certain portions of this Exhibit have been omitted pursuant to a request for confidential treatment submitted to the Securities and Exchange Commission. The omitted portions of this Exhibit have been filed separately with the Securities and Exchange Commission.

                         Index to Financial Statements

                                     Title                                Page
         Report of Independent Auditors                                    F-2
         Consolidated Balance Sheets as of July 31, 2000 and 1999          F-3
         Consolidated Statements of Operations and Deficit for the         F-4
         Years ended July 31, 2000, 1999 and 1998
         Consolidated Statements of Cash Flows for the Years ended July    F-5
         31, 2000, 1999 and 1998
         Consolidated Statements of Shareholders' Equity for the Years     F-6
         ended July 31, 2000, 1999 and 1998
         Notes to Consolidated Financial Statements                        F-7
         Consolidated Balance Sheets (unaudited) as of October 31, 2000    F-24
         and 1999
         Consolidated Statements of Operations and Deficit (unaudited)     F-25
         for the Quarters ended October 31, 2000 and 1999
         Consolidated Statements of Cash Flows (unaudited) for the         F-26
         Quarters ended October 31, 2000 and 1999
         Consolidated Statements of Shareholders' Equity (unaudited)       F-27
         for the Quarters ended October 31, 2000 and 1999
         Notes to October 31, 2000 Consolidated Financial Statements       F-28


                       [LETTERHEAD OF DAVISON & COMPANY]

                         CINEMA INTERNET NETWORKS INC.


                       CONSOLIDATED FINANCIAL STATEMENTS
                          (Expressed in U.S. dollars)


                                 JULY 31, 2000

                       [LETTERHEAD OF DAVIDSON & COMPANY]






                               AUDITORS' REPORT

To the Shareholders of
Cinema Internet Networks Inc.

We have audited the consolidated balance sheets of Cinema Internet Networks Inc. as at July 31, 2000 and 1999 and the consolidated statements of operations and deficit, cash flows and shareholders' equity for the years then ended. These consolidated financial statements, expressed in U.S. dollars, are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements, based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2000 and 1999 and the results of its operations and changes in its cash flows and shareholders' equity for the years then ended, expressed in U.S. dollars, in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

                                                            "DAVIDSON & COMPANY"


Vancouver, Canada                                         Chartered Accountants

September 18, 2000

                         A Member of SC INTERNATIONAL
                         ============================

       Suite 1200, Stock Exchange Tower, 609 Granville Street, P.O. Box
            10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
                  Telephone (604) 687-0947 Fax (604) 687-6172

CINEMA INTERNET NETWORKS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. dollars)
AS AT JULY 31

================================================================================
                                                            2000           1999
--------------------------------------------------------------------------------

ASSETS

Current
    Cash                                              $   114,785  $     7,766
    Accounts receivable                                   156,179       71,530
    Receivable on disposal of assets (Note 9)             190,000            -
    Prepaid expenses                                        2,098        2,717
                                                      -----------  -----------

                                                          463,062       82,013
Capital assets (Note 3)                                    25,289      323,834
Intangible assets (Note 4)                                      -       12,038
                                                      -----------  -----------

                                                      $   488,351  $   417,885
==============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
    Accounts payable and accrued liabilities          $    69,399  $   546,515
    Current portion of long-term debt                       4,900            -
    Current portion of obligation under capital lease           -       22,659
                                                      -----------  -----------

                                                           74,299      569,174
Long-term debt (Note 5)                                    57,870            -
Obligation under capital lease (Note 6)                         -      102,074
                                                      -----------  -----------

                                                          132,169      671,248
                                                      -----------  -----------

Shareholders' equity
    Capital stock (Note 7)                              4,518,294    3,628,702
    Deficit                                            (4,162,112)  (4,047,263)
    Cumulative translation adjustment                           -      165,198
                                                      -----------  -----------

                                                          356,182     (253,363)
                                                      -----------  -----------

                                                      $   488,351  $   417,885
==============================================================================

Nature and continuance of operations (Note 1)

Subsequent events (Note 16)

On behalf of the Board:



       "William Massey"      Director       "Al Murphy"          Director
----------------------------          --------------------------

 The accompanying notes are an integral part of these consolidated financial statements.

CINEMA INTERNET NETWORKS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in U.S. dollars)
YEAR ENDED JULY 31

===================================================================================================

                                                                2000           1999           1998
---------------------------------------------------------------------------------------------------
REVENUES                                                $    222,980    $         -    $         -

DIRECT COSTS                                                 (95,012)             -              -
                                                        ------------  -------------    -----------

GROSS PROFIT                                                 127,968              -              -
                                                        ------------  -------------    -----------

GENERAL AND ADMINISTRATIVE EXPENSES
    Amortization                                               4,421              -              -
    Foreign exchange loss                                      4,785              -              -
    Listing fees and transfer agent                           14,898          5,457          7,281
    Management fees                                           32,500         32,500         10,350
    Office services and miscellaneous                         20,466         10,619          4,700
    Professional fees                                         28,913         11,138         15,112
    Rent                                                      19,072         22,587         14,596
    Telephone and communications                               6,617          8,370          3,781
    Travel, promotion and marketing                           28,835          8,275          5,136
    Wages, benefits and consulting fees                      181,554         23,403         21,939
                                                        ------------  -------------    -----------

                                                            (342,061)      (122,349)       (82,895)
                                                        ------------  -------------    -----------

Loss from continuing operations                             (214,093)      (122,349)       (82,895)

Income (loss) from discontinued operations (Note 9)           99,244       (409,257)       247,752
                                                        ------------  -------------    -----------

Income (loss) for the year                                  (114,849)      (531,606)       164,857

Deficit, beginning of year                                (4,047,263)    (3,515,657)    (3,680,514)
                                                        ------------  -------------    -----------

Deficit, end of year                                    $ (4,162,112)   $(4,047,263)   $(3,515,657)
==================================================================================================

Loss per share from continuing operations               $      (0.04)   $     (0.04)   $     (0.03)

Earnings (loss) per share from discontinued operations          0.02          (0.12)          0.08
                                                        ------------  -------------    -----------

Earnings (loss) per share                               $      (0.02)   $     (0.16)   $      0.05
==================================================================================================

Weighted average number of shares outstanding              5,624,437      3,363,667      3,438,667
==================================================================================================


 The accompanying notes are an integral part of these consolidated financial statements.

CINEMA INTERNET NETWORKS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)
YEAR ENDED JULY 31

===============================================================================================================
                                                                           2000           1999            1998
---------------------------------------------------------------------------------------------------------------
 OPERATING ACTIVITIES
     Loss from continuing operations                                     $ (214,093)  $ (122,349)   $ (82,895)
     Item not affecting cash
        Amortization                                                          4,421            -            -

     Changes in non-cash working capital items
        Increase in accounts receivable                                    (114,328)     (68,405)      (1,156)
        (Increase) decrease in prepaid expenses                              (2,098)      (2,717)      13,667
        Increase (decrease) in accounts payable and accrued liabilities      91,907      435,033      (30,056)
                                                                         ----------   ----------    ---------

     Net cash provided by (used in) continuing operating activities        (234,191)     241,562     (100,440)
                                                                         ----------   ----------    ---------


 INVESTING ACTIVITIES
     Purchase of capital assets                                             (29,710)    (276,927)      (7,671)
     Proceeds on disposal of capital assets                                       -      131,860            -
                                                                         ----------   ----------    ---------

     Net cash used in investing activities                                  (29,710)    (145,067)      (7,671)
                                                                         ----------   ----------    ---------


 FINANCING ACTIVITIES
     Issuance of capital stock                                              428,617            -            -
     Long-term debt                                                          62,770            -            -
     Repayment of obligation under capital lease                             (5,829)      (7,127)           -
     Translation adjustment                                                      --         (896)        (535)
                                                                         ----------   ----------    ---------

     Net cash provided by (used in) financing activities                    485,558       (8,023)        (535)
                                                                         ----------   ----------    ---------


 Net cash provided by (used in) discontinued operations (Note 9)           (114,638)    (136,863)     140,047
                                                                         ----------   ----------    ---------


 Change in cash position during the year                                    107,019      (48,391)      31,401


 Cash position, beginning of year                                             7,766       56,157       24,756
                                                                         ----------   ----------    ---------


 Cash position, end of year                                              $  114,785   $    7,766    $  56,157
==============================================================================================================

Supplemental disclosures with respect to cash flows (Note 14)

 The accompanying notes are an integral part of these consolidated financial statements.

CINEMA INTERNET NETWORKS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Expressed in U.S. dollars)

==================================================================================================================
                                                                                       Cumulative
                                            Number                                     Translation
                                          of Shares        Amount        Deficit       Adjustment          Total
------------------------------------------------------------------------------------------------------------------
  Balance, July 31, 1997                  3,438,667  $    3,628,702  $   (3,680,514) $      166,629  $     114,817

    Translation adjustment                        -               -               -            (535)          (535)
    Income for the year                           -               -         164,857               -        164,857
                                     --------------  --------------  --------------  --------------  -------------

  Balance, July 31, 1998                  3,438,667       3,628,702      (3,515,657)        166,094        279,139

    Cancellation of escrow shares          (150,000)              -               -               -              -
    Translation adjustment                        -               -               -            (896)          (896)
    Loss for the year                             -               -        (531,606)              -       (531,606)
                                     --------------  --------------  --------------  --------------  -------------

  Balance, July 31, 1999                  3,288,667       3,628,702      (4,047,263)        165,198       (253,363)

    Shares issued for cash
       Private placement                    950,000         379,256               -               -        379,256
       Exercise of warrants                  40,250          20,406               -               -         20,406
       Exercise of options                  170,000          28,955               -               -         28,955
    Agent's fee                              95,000               -               -               -              -
    Settlement of accounts payable        3,416,290         460,975               -               -        460,975
    Translation adjustment                        -               -               -        (165,198)      (165,198)
    Loss for the year                             -               -        (114,849)              -       (114,849)
                                     --------------  --------------  --------------  --------------  -------------

  Balance, July 31, 2000                  7,960,207  $    4,518,294  $   (4,162,112) $            -  $     356,182
==================================================================================================================


  The accompanying notes are an integral part of these financial statements.

CINEMA INTERNET NETWORKS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
JULY 31, 2000

================================================================================

1.       NATURE AND CONTINUANCE OF OPERATIONS

         During the current year, the Company disposed of its hotel pay-per-view assets (Note 9) in order to concentrate its resources on contract sales and installation of broadband, high speed internet services to the hospitality industry and other commercial customers.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


         Generally accepted accounting principles

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Information with respect to differences between generally accepted accounting principles of Canada and the United States is provided in
         Note 13.

         Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

         Basis of consolidation

         These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, T.E.N. Private Cable Systems (U.S.A.) Inc. ("T.E.N."), a company incorporated under the laws of Washington, U.S.A.

         Financial instruments

         The Company's financial instruments consist of cash, accounts receivable, accounts payable and long-term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

         Capital assets and amortization

         Capital assets are recorded at cost. Amortization is provided using the declining balance basis at rates of 20% to 30% per annum.

         Foreign currency translation

         In prior years, the Company and its U.S. subsidiary, T.E.N., operated as separate self-sustaining operations. Using the current rate method, assets and liabilities were translated into the reporting currency at the rate of exchange in effect at the balance sheet date and revenues and expenses were translated at the average exchange rate for the year. Exchange gains and losses were deferred and included in a separate component of shareholders' equity.

CINEMA INTERNET NETWORKS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
JULY 31, 2000

================================================================================


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

         Foreign currency translation (cont'd...)

         During the current year, the Company disposed of its hotel pay-per-view assets (Note 9) and consolidated its operations into its Canadian office. The balance of the exchange gains accumulated in the separate component of shareholders' equity was included in the determination of the gain on disposal of discontinued operations.

         For its continuing operations, Canadian dollar denominated monetary items are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Non-monetary items and amortization of capital assets are translated at the exchange rate in effect on the date of the transactions. Revenues and expenses are translated at the average exchange rate for the year. Foreign currency transaction gains and losses are included in determining net income (loss) for the year.

         As in prior years, the Company continues to use the U.S. dollar as its reporting currency. Most of its sales have been, and continue to be, to U.S. based customers.

         Revenue recognition

         Revenue is recognized when installation services are rendered and collection is reasonably certain.

         Stock-based compensation

         The Company grants stock options as described in Note 8. No compensation expense is recognized when stock options are granted. Any consideration paid on exercise of stock options is credited to capital stock.

         Earnings (loss) per share

         Earnings (loss) per share is calculated over the weighted average number of common shares outstanding during the year. Fully diluted earnings per share consider the dilutive impact of the conversion of outstanding stock options and warrants as if the event had occurred at the beginning of the year. For the years ended July 31, 2000 and 1999, this calculation proved to be anti-dilutive. At July 31, 1998, there were no outstanding stock options or warrants.

3.       CAPITAL ASSETS

         =======================================================================

                                                                Net Book Value
                                                              ------------------
                                                Accumulated
                                        Cost    Amortization    2000      1999
         -----------------------------------------------------------------------
         Hotel installation equipment $     -     $      -    $     -  $ 318,984
         Test equipment                     -            -          -      3,327
         Office equipment                 726           73        653      1,523
         Computer equipment             7,440        1,116      6,324          -
         Vehicle                       21,544        3,232     18,312          -
                                      -------     --------   --------  ---------

                                      $29,710 $      4,421    $25,289  $ 323,834
         =======================================================================

CINEMA INTERNET NETWORKS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
JULY 31, 2000

================================================================================

3.       CAPITAL ASSETS (cont'd...)

         Included in capital assets are assets under capital lease having a cost of $Nil (1999 - $131,860) and related accumulated amortization of $Nil (1999 - $13,186).

         During the current year, the Company sold all of its hotel installation equipment, including equipment under capital lease, to Chequemate International Inc. (Note 9).

4.       INTANGIBLE ASSETS


         ===========================================================================================================================

                                                                                                          Net Book Value
                                                                                                          --------------
                                                                                      Accumulated
                                                                          Cost        Amortization      2000          1999
         ---------------------------------------------------------------------------------------------------------------------------
         Software and hardware rights                                     $ -             $ -           $ -           $ 12,038
         ===========================================================================================================================


5.       LONG-TERM DEBT

         ===========================================================================================================================

                                                                                                        2000          1999
         ---------------------------------------------------------------------------------------------------------------------------
         Loan payable, $428 per month principal and interest,
             due July 20, 2004, secured by the Company's vehicle.                                       $ 20,190      $       -

         Notes payable to related parties, bearing interest at 8% per annum,
             due December 31, 2001                                                                        42,580              -
                                                                                                        --------      --------------

                                                                                                          62,770              -
         Current portion of long-term debt                                                                (4,900)             -
                                                                                                        --------      --------------

                                                                                                        $ 57,870      $       -
         ===========================================================================================================================

6.       OBLIGATION UNDER CAPITAL LEASE

         The capital lease bore interest at an effective annual rate of approximately 8.5%, and monthly payments were $2,717, principal and interest. During the current year, the assets held pursuant to the capital lease were disposed of (Note 9).

CINEMA INTERNET NETWORKS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
JULY 31, 2000

================================================================================

7.        CAPITAL STOCK

          ==========================================================================================================================

                                                                                                     Number
                                                                                                   of Shares           Amount
          --------------------------------------------------------------------------------------------------------------------------
           Authorized
                Unlimited number of common shares without par value
                2,500,000 cumulative 12% dividends first payable September 15, 1991, convertible, non-voting, non-participating Series A preferred shares
                2,500,000 cumulative 12% dividends first payable September 15, 1991, convertible, non-voting, non-participating Series B preferred shares
                2,500,000 cumulative, convertible, non-voting, non-participating Series C preferred shares
                2,500,000 cumulative, convertible, non-voting, non-participating Series D preferred shares

           Common shares issued

                As at July 31, 1998 and 1997                                                      3,438,667        $  3,628,702
                    Cancellation of escrow shares                                                  (150,000)                  -
                                                                                                  ---------        ------------

                As at July 31, 1999                                                               3,288,667           3,628,702
                    Settlement of accounts payable                                                3,416,290             460,975
                    Private placement                                                               950,000             379,256
                    Agent's fee                                                                      95,000                   -
                    Exercise of stock options                                                       170,000              28,955
                    Exercise of warrants                                                             40,250              20,406
                                                                                                  ---------        ------------

                As at July 31, 2000                                                               7,960,207        $  4,518,294
          ==========================================================================================================================

          Capital stock has been restated to give retroactive recognition to a 5:1 reverse stock split which occurred on July 27, 1999.

8.        OPTIONS AND WARRANTS

          The Company, in accordance with the policies of the Canadian Venture Exchange, is authorized to grant options to directors, employees and consultants, to acquire up to 10% of issued and outstanding common stock. The exercise price of each option equals the average market price of the Company's stock as calculated over the ten trading days preceding the date of grant. The options can be granted for a maximum term of 5 years.

CINEMA INTERNET NETWORKS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
JULY 31, 2000

================================================================================

8.       OPTIONS AND WARRANTS (cont'd...)


         Incentive stock options and share purchase warrants enabling the holders to acquire the following number of shares, were outstanding at July 31, 2000:

         =======================================================================

                           Number       Exercise
                         of Shares       Price        Expiry Date
         =======================================================================

         Options          20,000      Cdn $ 0.25      November 27, 2000
                         753,723      Cdn $ 0.88      April 15, 2002

         Warrants        482,250      Cdn $ 0.75      March 31, 2001
         =======================================================================



9.       DISCONTINUED OPERATIONS


         Pursuant to a letter agreement, dated August 3, 2000, the Company sold its hotel pay-per-view assets ("PPV") to Chequemate International Inc. ("Chequemate"), a publicly traded company listed on the American Stock Exchange.

         Chequemate took immediate possession of the U.S.A. PPV assets and granted the company the exclusive right to sell the Canadian PPV assets, subject to the Company using its best efforts to maximize the sale price of the assets. Title to the Canadian PPV assets will remain with the Company until they are sold. Chequemate will be responsible for operating the business, receiving all revenues and incurring all expenses.

         As consideration, Chequemate will issue to the Company 95,000 of its common shares. The letter agreement states that the purchase price is $251,000. However, at the date of the agreement, these shares have a value of $190,000. Therefore, the purchase price, for purposes of these financial statements, is considered to be $190,000. Of these shares, 40,000 will be held in escrow and released under the following terms:

         i) If the Company sells the Canadian PPV assets, all proceeds of the sale will be retained by the Company. Escrowed shares, at a rate of $3 per share, equal to the sales proceeds, will be returned to Chequemate. The remaining shares will be released to the Company.

         ii) If, after one year, the Company has been unable to sell the Canadian PPV assets, all 40,000 escrowed shares will be released to the Company and title to the assets will be transferred to Chequemate.

         Ownership of 95,000 common shares of Chequemate will not enable the Company to exert significant influence over the management of Chequemate.

CINEMA INTERNET NETWORKS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
JULY 31, 2000

================================================================================

9.       DISCONTINUED OPERATIONS (cont'd...)

         Income (loss) from discontinued operations is comprised of the following:

         ===========================================================================================================================

                                                                                          2000            1999             1998
         ---------------------------------------------------------------------------------------------------------------------------
         Income (loss) from discontinued operations                                    $ (181,813)    $ (264,190)       $ 247,752
         Gain on disposal of discontinued operations                                      281,057              -                -
         Loss on disposal of capital assets                                                     -       (145,067)               -
                                                                                       ----------     ----------        ---------

                                                                                       $   99,244     $ (409,257)       $ 247,752
         ===========================================================================================================================

         Sales revenue applicable to discontinued operations totalled $113,068 (1999 - $510,198; 1998 - $612,014).

         Cash flows from discontinued operations are comprised of the following:

         ===========================================================================================================================

                                                                                            2000          1999             1998
         ---------------------------------------------------------------------------------------------------------------------------
         Income (loss) from discontinued operations                                    $   99,244     $ (409,257)       $ 247,752

         Items not affecting cash
               Amortization                                                                67,175         67,469           85,089
               Loss on disposal of capital assets                                               -        145,067                -
               Bad debts                                                                        -         59,858                -
               Gain on settlement of debt                                                       -              -         (192,794)
               Gain on disposal of discontinued operations                               (281,057)             -                -
                                                                                       ----------     ----------        ---------

                                                                                       $ (114,638)    $ (136,863)       $ 140,047
         ===========================================================================================================================

10.      RELATED PARTY TRANSACTIONS

         The Company entered into the following transactions (continuing and discontinued operations combined) with a director, a director's spouse and a company with a common director:

         ===========================================================================================================================

                                                                                            2000          1999             1998
         ---------------------------------------------------------------------------------------------------------------------------
         Management fees                                                               $  65,000      $ 65,000          $ 20,700
         Wages, benefits and consulting fees                                              48,000        41,278            36,881
         ===========================================================================================================================

         Management fees are paid for carrying out the duties of the office of president of the Company. Consulting fees are paid for handling administration and human resources duties.

CINEMA INTERNET NETWORKS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
JULY 31, 2000


================================================================================


10.      RELATED PARTY TRANSACTIONS (cont'd...)

         Included in accounts payable and accrued liabilities is $11,304 (1999 - $351,185) owing to a director, the spouse of a director and companies controlled by a director.

         During the year ended July 31, 1999, the Company acquired capital assets from a company controlled by a director, for $276,927. The assets were subsequently sold for $131,860 under a sale and leaseback arrangement (Note 6).

11.      INCOME TAXES

         The Company has not recorded the future income tax benefits of operating losses incurred, under Canadian and U.S. income tax laws, which may be utilized to reduce taxable income of future years.

12.      SEGMENTED INFORMATION

         The Company provides contract sales and installation of broadband, high speed internet services to the hospitality industry and other commercial customers in two geographic segments, Canada and the United States. During the year ended July 31, 2000, sales totalling $220,956 were made to one customer in the United States. This represented 99% of the Company's total sales.

13.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES

         These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these consolidated financial statements also comply, in all material respects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

         Stock based compensation

         SFAS No. 123, "Accounting for Stock Based Compensation", requires expanded disclosure of stock-based compensation arrangements with consultants and requires the recognition of compensation expense related to stock compensation based on the fair value of the equity instrument granted or repriced. Canadian GAAP does not require the reporting of any stock based compensation expense in the Company's financial statements.

         In calculating compensation expense, the Company has utilized the Black-Scholes model to estimate the fair value of the options granted in the year using the following key assumptions:

         =======================================================================

                                                2000        1999        1998
         -----------------------------------------------------------------------

         Risk free interest rate               6.58%        4.34%         -
         Expected life                       2 years      2 years         -
         Expected volatility                    270%         328%         -
         Expected dividends                     -            -            -
         =======================================================================

CINEMA INTERNET NETWORKS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
JULY 31, 2000

================================================================================


13.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

         The following is a summary of the status of stock options outstanding at July 31, 2000:

         ===================================================================================================================

                                                               Outstanding Options                  Exercisable Options
                                                               -------------------                  -------------------

                                                           Weighted
                                                            Average          Weighted                               Weighted
                                                          Remaining           Average                                Average
                                                        Contractual          Exercise                               Exercise
         Range of Exercise Prices        Number        Life (Years)             Price              Number              Price
         -------------------------------------------------------------------------------------------------------------------
         $   0.25                        20,000               0.33            $  0.25              20,000           $   0.25
             0.88                       753,723               1.75               0.88             753,723               0.88
         ===================================================================================================================

         Following is a summary of the stock based compensation plan during 2000, 1999 and 1998:

         ====================================================================================================================

                                                                                                                     Weighted
                                                                                                                      Average
                                                                                                       Number        Exercise
                                                                                                    of Shares           Price
-----------------------------------------------------------------------------------------------------------------------------
         Outstanding and exercisable at August 1, 1997                                                    -      $        -
             Granted                                                                                      -               -
             Exercised                                                                                    -               -
             Expired/cancelled                                                                            -               -
                                                                                               ------------

         Outstanding and exercisable at July 31, 1998                                                     -      $        -
                                                                                               ============   =============

         Weighted average fair value of options granted during 1998                                       $    -
                                                                                                          ======

         Outstanding and exercisable at August 1, 1998                                                    -      $        -
             Granted                                                                                285,000            0.75
             Exercised                                                                                    -               -
             Expired/cancelled                                                                            -               -
                                                                                               ------------

         Outstanding and exercisable at July 31, 1999                                               285,000     $        -
                                                                                               ============   =============

         Weighted average fair value of options granted during 1999                                       $ 0.02
                                                                                                          ======

                                 - continued -

CINEMA INTERNET NETWORKS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
JULY 31, 2000

================================================================================


13.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

=============================================================================================================================

                                                                                                                    Weighted
                                                                                                                     Average
                                                                                                      Number        Exercise
                                                                                                   of Shares           Price
-----------------------------------------------------------------------------------------------------------------------------
         Continued...

         Outstanding and exercisable at August 1, 1999                                               285,000     $      0.75
             Repriced/cancelled                                                                     (285,000)           0.75
             Repriced                                                                                190,000            0.25
             Granted                                                                                 753,723            0.88
             Exercised                                                                              (170,000)           0.25
             Expired/cancelled                                                                             -               -
                                                                                               -------------

         Outstanding and exercisable at July 31, 2000                                                773,723     $      0.86
                                                                                               =============  ==============

         Weighted average fair value of options granted during 2000                                        $  1.08
                                                                                                           =======

         Weighted average fair value of options repriced during 2000                                       $  0.12
         ===================================================================================================================

         Income taxes

         Under United States GAAP, income taxes are provided in accordance with SFAS No. 109, "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expenses (benefit) results from the net change during the year of deferred tax assets and liabilities.

         Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

         For the years ended July 31, 2000, 1999 and 1998, no deferred tax assets or liabilities would have resulted from the implementation of SFAS No. 109.

         Foreign currency translation

         The Company's policy on foreign currency translation is in compliance with SFAS No. 52, "Foreign Currency Translation".

         In previous years, the functional currency of the Company's Canadian hotel pay-per-view operations was the Canadian dollar. Using the current rate method, translation adjustments resulting from translating the Canadian operation's financial statements into the reporting currency, the U.S. dollar, were disclosed and accumulated in a separate component of equity. During the current year, the Company disposed of both its U.S. and Canadian hotel pay-per-view operations (Note 9). As such, the Company has included the amount accumulated in the translation adjustment component of equity as part of the gain on disposal of discontinued operations.

CINEMA INTERNET NETWORKS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
JULY 31, 2000

================================================================================


13.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)



         Foreign currency translation (cont'd...)


         Also during the current year, the Company began operations of its new business. Although the business is run out of its Canadian office, the currency of the primary economic environment in which the Company operates is the U.S. dollar. Therefore the U.S. dollar is the Company's functional currency and also remains it's reporting currency. Gains and losses on foreign currency transactions are included in determining net income (loss) for the year.



         Comprehensive income


         SFAS No. 130, "Reporting Comprehensive Income", addresses standards for the reporting and display of comprehensive income and its components.

         Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under generally accepted accounting principles.

         For the years ended July 31, 2000, 1999 and 1998, there were no other items of comprehensive income of a material nature.



         Disposal of discontinued operations


         The treatment of a disposal of discontinued operations is essentially the same under both Canadian and United States GAAP. However, the gain on the sale of the Company's hotel pay-per-view business (Note 9) was recorded despite the sale not closing until August 3, 2000. The reasons for this are as follows:

         a) The date of the letter agreement was only three days after the year end. The terms of the agreement had been settled by July 31, 2000.

         b) Shareholder approval had not been received. However, management approved the agreement, has received no shareholder complaints in response to the announcement of the agreement, and has never encountered significant opposition at any meeting of shareholders.

         c) Chequemate actually assumed responsibility for operating the hotel pay-per-view business in March, 2000. Since that time all revenues from and expenses incurred in operating the business have been Chequemate's.

         The Canadian Venture Exchange did not object to this treatment. Under United States GAAP however, a gain must not be recognized before the disposal date. Therefore, the gain has been reversed for United States reporting purposes.

CINEMA INTERNET NETWORKS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
JULY 31, 2000

================================================================================

13.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)



         Consolidated financial statement balances under United States GAAP



         The impact of the above differences between Canadian and United States GAAP on the consolidated balance sheets is as follows:

         ==================================================================================================================

                                                                                                      2000             1999
         ------------------------------------------------------------------------------------------------------------------
         Consolidated balance sheets

         Total assets, Canadian GAAP                                                            $    488,351    $   417,885
             Receivable on disposal of assets                                                       (190,000)             -
             Net assets of discontinued operations                                                   301,093              -
                                                                                                ------------    -----------

         Total assets, United States GAAP                                                       $    599,444    $   417,885
                                                                                                ============    ===========

         Total liabilities, Canadian GAAP                                                       $    132,169    $   671,248
             Net liabilities of discontinued operations                                              226,952              -
                                                                                                ------------    -----------

         Total liabilities, United States GAAP                                                       359,121        671,248
                                                                                                ------------    -----------

         Capital stock, Canadian GAAP                                                              4,518,294      3,628,702
             Cumulative compensation expense on stock options                                        838,719          4,328
                                                                                                ------------    -----------

         Capital stock, United States GAAP                                                         5,357,013      3,633,030

         Cumulative translation adjustment of discontinued operations                                165,198        165,198

         Deficit, United States GAAP                                                              (5,281,888)    (4,051,591)
                                                                                                ------------    -----------

         Shareholders' equity, United States GAAP                                                    240,323       (253,363)
                                                                                                ------------    -----------

         Shareholders' equity and liabilities, United States GAAP                               $    599,444    $   417,885
         ==================================================================================================================

CINEMA INTERNET NETWORKS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
JULY 31, 2000

================================================================================


13.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

         Consolidated financial statement balances under United States GAAP (cont'd...)

         The impact of the above differences between Canadian and United States GAAP on the consolidated statements of operations and deficit and cash flows is as follows:

         =====================================================================================================================

                                                                                       2000             1999             1998
         ---------------------------------------------------------------------------------------------------------------------
            Consolidated statements of operations and deficit
            Income (loss) for the year as reported                              $    (114,849)  $    (531,606)   $    164,857
            Less:  Compensation expense on stock options                             (834,391)         (4,328)              -
                   Gain on disposal of discontinued operations                       (281,057)              -               -
                                                                                -------------   -------------    ------------

            Income (loss) for the year, in accordance with United States
                GAAP                                                               (1,230,297)       (535,934)        164,857
            Deficit in accordance with United States GAAP,
                beginning of year                                                  (4,051,591)     (3,515,657)     (3,680,514)
                                                                                -------------   -------------    ------------

            Deficit in accordance with United States GAAP,
                end of year                                                     $  (5,281,888)  $  (4,051,591)   $ (3,515,657)
                                                                                =============================================
           Consolidated statements of cash flows
           Cash flows provided by (used in) operating activities,
              Canadian GAAP                                                    $     (234,191)  $     241,562   $    (100,440)
               Increase in loss from continuing operations                           (834,391)         (4,328)              -
               Item not affecting cash                                                834,391           4,328               -
               Reversal of disposal of discontinued operations                       (114,638)       (136,863)        140,047
                                                                               --------------   -------------   -------------

           Cash flows provided by (used in) operating activities,
               United States GAAP                                                    (348,829)        104,699          39,607
                                                                               --------------   -------------   -------------

           Cash flows provided by (used in) financing activities,
               United States GAAP                                                     485,558          (8,023)           (535)
                                                                               --------------    ------------   -------------

           Cash flows used in investing activities,
               United States GAAP                                                     (29,710)       (145,067)         (7,671)
                                                                               --------------   -------------   -------------

           Cash flows provided by (used in) discontinued operations,
               Canadian GAAP                                                         (114,638)       (136,863)        140,047

           Reversal of disposal of discontinued operations                            114,638         136,863        (140,047)
                                                                               --------------   -------------   -------------

           Cash flows provided by (used in) discontinued operations,
               United States GAAP                                                           -               -               -
                                                                               --------------   -------------   -------------

           Change in cash during the year                                             107,019         (48,391)         31,401
           Cash, beginning of year                                                      7,766          56,157          24,756
                                                                               --------------   -------------   -------------

           Cash, end of year                                                    $     114,785   $       7,766   $      56,157
         ====================================================================================================================

CINEMA INTERNET NETWORKS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
JULY 31, 2000

================================================================================


13.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)


         The impact of the above differences between Canadian and United States GAAP on the consolidated statements of stockholders' equity, as reported, is as follows:

         ===================================================================================================================
                                                         Share Capital                           Cumulative
                                                   ----------------------------
                                                     Number                                     Translation
                                                    of Shares        Amount         Deficit      Adjustment         Total
         -------------------------------------------------------------------------------------------------------------------
         Stockholders' equity as reported
           July 31, 1998                               3,438,667  $   3,628,702  $  (3,515,657) $     166,094   $    279,139

         Cumulative compensation expense
           on stock options                                    -              -              -              -              -
                                                   -------------  -------------  -------------  -------------   ------------

         Stockholders' equity in accordance
           with United States generally
           accepted accounting principles at
           July 31, 1998                               3,438,667  $   3,628,702  $  (3,515,657) $     166,094   $    279,139
                                                   =========================================================================

         Stockholders' equity as reported
           July 31, 1999                               3,288,667  $   3,628,702  $  (4,047,263) $     165,198   $   (253,363)

         Cumulative compensation expense
           on stock options                                    -          4,328         (4,328)             -              -
                                                   -------------  -------------  -------------  -------------   ------------

         Stockholders' equity in accordance
           with United States generally
           accepted accounting principles at
           July 31, 1999                               3,288,667  $   3,633,030  $  (4,051,591) $     165,198   $   (253,363)
                                                   =========================================================================

         Stockholders' equity as reported
           July 31, 2000                               7,960,207  $   4,518,294  $  (4,162,112) $           -   $    356,182

         Cumulative compensation expense
           on stock options                                    -        838,719       (838,719)             -              -

         Gain on disposal of discontinued
           operations                                          -              -       (281,057)       165,198       (115,859)
                                                   -------------  -------------  -------------  -------------   ------------

         Stockholders' equity in accordance
           with United States generally
           accepted accounting principles at
           July 31, 2000                               7,960,207  $   5,357,013  $  (5,281,888) $     165,198   $    240,323
         ===================================================================================================================

CINEMA INTERNET NETWORKS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
JULY 31, 2000

================================================================================

13.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

         Earnings per share (EPS)

         In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share", effective for financial statements issued for periods ending after December 15, 1997. SFAS No. 128 simplifies the computation of earnings per share by replacing the presentation of primary earnings per share with a presentation of basic earnings per share, as defined. The statement requires dual presentation of basic and fully diluted earnings per share by entities with complex capital structures. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Fully diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share.

         Under Canadian GAAP, shares held in escrow are included in calculating the weighted average number of shares outstanding for computing basic earnings per share. Under United States GAAP, shares held in escrow are excluded from this calculation.

         The following loss per share information results under United States
         GAAP:

         ===================================================================================================================
                                                                                    2000             1999            1998
         -------------------------------------------------------------------------------------------------------------------
         Income (loss) for the year under United States GAAP                 $   (1,230,297)   $    (535,934)   $    164,857
         ===================================================================================================================

         Weighted average number of shares outstanding
             under United States GAAP                                             5,624,437        3,288,667       3,288,667
         ===================================================================================================================

         Earnings (loss) per share                                           $        (0.22)   $       (0.16)   $       0.05
         ===================================================================================================================

         For the years ended July 31, 2000 and 1999, fully diluted EPS has not been disclosed as the effect of the exercise of the Company's outstanding options and warrants would be anti-dilutive. At July 31, 1998, there were no outstanding stock options or warrants.

14.      SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

         ===================================================================================================================
                                                                                 2000             1999             1998
         -------------------------------------------------------------------------------------------------------------------
         Cash paid during the year for interest                              $           -   $         6,361  $            -
         ===================================================================================================================
         Cash paid during the year for income taxes                          $           -   $             -  $            -
         ===================================================================================================================

CINEMA INTERNET NETWORKS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
JULY 31, 2000

================================================================================


14.      SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont'd...)

         Significant non-cash transactions during the year ended July 31, 2000:

              i) The Company issued 3,416,290 common shares to settle accounts payable totalling $460,975.

              ii) The Company issued 95,000 common shares as an agent's fee pursuant to a private placement.

              iii) The Company disposed of its hotel pay-per-view movie assets for 95,000 common shares of Chequemate (Note 9).

         Significant non-cash transaction during the year ended July 31, 1999:

              The Company acquired capital assets, totalling $131,860, through a capital lease.

15.      CONCENTRATIONS OF CREDIT RISK

         Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables. The Company provides credit to its customers in the normal course of business. However, the Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company places its temporary cash with high quality financial institutions. At times such cash accounts may be in excess of insurance limits.

16.      SUBSEQUENT EVENTS

         Subsequent to July 31, 2000:

         a) The Company issued 3,000 common shares for total proceeds of $2,040, pursuant to the exercise of share purchase warrants.

         b) The Company's legal counsel received 95,000 common shares from Chequemate pursuant to the sale of the Company's hotel pay-per-view movie business (Note 9). The shares will be held in escrow until the transaction receives regulatory approval.

Quarterly Report FORM 61


ISSUER DETAILS

For Quarter Ended:         October 31, 2000

Date of Report:            January 2, 2001

Name of Issuer:            Cinema Internet Networks Inc.

Issuers Address:           320 - 1333 Johnston Street, Vancouver, BC, V6H 3R9

Issuers Fax Number:        604-602-1290

Issuers Phone Number:      604-602-1280

Contact Person:            William Massey

Contact Position:          Director

Contact Phone Number:      604-602-1280

CERTIFICATE

The One/Two schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Quarterly Report will be provided to any shareholder who requests it.

Directors Name:  "William Massey"      Date Signed:    January 2, 2001

Directors Name:  "Al Murphy"           Date Signed:    January 2, 2001

                         CINEMA INTERNET NETWORKS INC.


                       CONSOLIDATED FINANCIAL STATEMENTS
                          (Expressed in U.S. dollars)
                     (Unaudited - Prepared by Management)

                               OCTOBER 31, 2000

CINEMA INTERNET NETWORKS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. dollars)
(Unaudited - Prepared by Management)

============================================================================================================================
                                                                                 October 31,     October 31,        July 31,
                                                                                        2000            1999            2000
----------------------------------------------------------------------------------------------------------------------------
ASSETS

Current
  Cash                                                                          $     29,782    $      4,714    $    114,785
  Accounts receivable                                                                 80,043          47,187         156,179
  Receivable on disposal of assets                                                   190,000               -         190,000
  Prepaid expenses                                                                     2,036           2,717           2,098
                                                                                ------------    ------------    ------------

                                                                                     301,861          54,618         463,062
Capital assets                                                                        24,396         307,638          25,289
Intangible assets                                                                          -          11,436               -
                                                                                ------------    ------------    ------------

                                                                                $    326,257    $    373,692    $    488,351
============================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
  Accounts payable and accrued liabilities                                      $     40,115    $    598,893    $     69,399
  Current portion of long-term debt                                                    4,975               -           4,900
  Current portion of obligation under capital lease                                        -          22,659               -
                                                                                ------------    ------------    ------------

                                                                                      45,090         621,552          74,299
Long-term debt                                                                        56,408               -          57,870
Obligation under capital lease                                                             -         102,074               -
                                                                                ------------    ------------    ------------

                                                                                     101,498         723,626         132,169
                                                                                ------------    ------------    ------------

Shareholders' equity
  Capital stock                                                                    4,519,800       3,628,702       4,518,294
  Deficit                                                                         (4,295,041)     (4,142,861)     (4,162,112)
  Cumulative translation adjustment                                                        -         164,225               -
                                                                                ------------    ------------    ------------

                                                                                     224,759        (349,934)        356,182
                                                                                ------------    ------------    ------------

                                                                                $    326,257    $    373,692    $    488,351
============================================================================================================================

On behalf of the Board:



   /s/ "William Massey"     Director       /s/ "Al Murphy"       Director
--------------------------            -------------------------

  The accompanying note is an integral part of these consolidated financial statements.

CINEMA INTERNET NETWORKS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in U.S. dollars)
(Unaudited - Prepared by Management)
THREE MONTH PERIOD ENDED OCTOBER 31

==============================================================================================================
                                                                                          2000            1999
--------------------------------------------------------------------------------------------------------------
REVENUES                                                                         $      58,165   $           -

DIRECT COSTS                                                                           (51,246)              -
                                                                                 -------------   -------------

GROSS PROFIT                                                                             6,919               -
                                                                                 -------------   -------------

GENERAL AND ADMINISTRATIVE EXPENSES
  Amortization                                                                           1,884               -
  Foreign exchange loss                                                                  1,183               -
  Interest on long-term debt                                                               468               -
  Listing fees and transfer agent                                                        6,069           4,140
  Management fees                                                                       15,000           5,000
  Marketing                                                                              8,409               -
  Office services and miscellaneous                                                      5,540           3,151
  Professional fees                                                                     10,135           1,565
  Rent                                                                                   6,053           6,531
  Telephone and communications                                                           3,282             983
  Travel and promotion                                                                  17,150           5,348
  Wages, benefits and consulting fees                                                   64,675          17,719
                                                                                 -------------   -------------

                                                                                      (139,848)        (44,437)
                                                                                 -------------   -------------

Loss from continuing operations                                                       (132,929)        (44,437)

Loss from discontinued operations                                                            -         (51,161)
                                                                                 -------------   -------------

Loss for the period                                                                   (132,929)        (95,598)

Deficit, beginning of period                                                        (4,162,112)     (4,047,263)
                                                                                 -------------   -------------

Deficit, end of period                                                           $  (4,295,041)  $  (4,142,861)
==============================================================================================================

Loss per share from continuing operations                                        $       (0.02)  $       (0.01)

Loss per share from discontinued operations                                                  -           (0.02)
                                                                                 -------------   -------------

Loss per share                                                                   $       (0.02)  $       (0.03)
==============================================================================================================

Weighted average number of shares outstanding                                        7,961,707       3,288,667
==============================================================================================================

  The accompanying note is an integral part of these consolidated financial statements.

CINEMA INTERNET NETWORKS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)
(Unaudited - Prepared by Management)
THREE MONTH PERIOD ENDED OCTOBER 31

============================================================================================================================
                                                                                                       2000            1999
----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Loss from continuing operations                                                             $    (132,929)  $     (44,437)
  Item not affecting cash
     Amortization                                                                                     1,884               -

  Changes in non-cash working capital items
     (Increase) decrease in accounts receivable                                                      76,136          24,343
     (Increase) decrease in prepaid expenses                                                             62               -
     Increase (decrease) in accounts payable and accrued liabilities                                (29,284)         52,378
                                                                                              -------------   -------------

  Net cash provided by (used in) continuing operating activities                                    (84,131)         32,284
                                                                                              -------------   -------------

INVESTING ACTIVITIES
  Purchase of capital assets                                                                           (991)              -
                                                                                              -------------   -------------

  Net cash used in investing activities                                                                (991)              -
                                                                                              -------------   -------------

FINANCING ACTIVITIES
  Issuance of capital stock                                                                           1,506               -
  Long-term debt                                                                                     (1,387)              -
  Translation adjustment                                                                                  -            (973)
                                                                                              -------------   -------------

  Net cash provided by (used in) financing activities                                                   119            (973)
                                                                                              -------------   -------------

Net cash provided by (used in) discontinued operations                                                    -         (34,363)
                                                                                              -------------   -------------

Change in cash position during the period                                                           (85,003)         (3,052)

Cash position, beginning of period                                                                  114,785           7,766
                                                                                              -------------   -------------

Cash position, end of period                                                                  $      29,782   $       4,714
============================================================================================================================

  The accompanying note is an integral part of these consolidated financial statements.

CINEMA INTERNET NETWORKS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Expressed in U.S. dollars)
(Unaudited - Prepared by Management)

=============================================================================================================================
                                                                                                   Cumulative
                                                       Number                                     Translation
                                                    of Shares          Amount         Deficit      Adjustment          Total
-----------------------------------------------------------------------------------------------------------------------------
Balance, July 31, 1999                              3,288,667    $  3,628,702    $ (4,047,263)   $    165,198    $  (253,363)

  Translation adjustment                                    -               -               -            (973)          (973)
  Loss for the period                                       -               -         (95,598)              -        (95,598)
                                                  -----------    ------------    ------------    ------------    -----------

Balance October 31, 1999                            3,288,667       3,628,702      (4,142,861)        164,225       (349,934)

  Shares issued for cash
     Private placement                                950,000         379,256               -               -        379,256
     Exercise of warrants                              40,250          20,406               -               -         20,406
     Exercise of options                              170,000          28,955               -               -         28,955
  Agent's fee                                          95,000               -               -               -              -
  Settlement of accounts payable                    3,416,290         460,975               -               -        460,975
  Translation adjustment                                    -               -               -        (164,225)      (164,225)
  Loss for the period                                       -               -         (19,251)              -        (19,251)
                                                  -----------    ------------    ------------    ------------    -----------

Balance, July 31, 2000                              7,960,207       4,518,294      (4,162,112)              -        356,182

  Shares issued for cash
     Exercise of warrants                               3,000           1,506               -               -          1,506
  Loss for the period                                       -               -        (132,929)              -       (132,929)
                                                  -----------    ------------    ------------    ------------    -----------

Balance, October 31, 2000                           7,963,207    $  4,519,800    $ (4,295,041)   $          -    $   224,759
=============================================================================================================================

  The accompanying note is an integral part of these consolidated financial statements.

CINEMA INTERNET NETWORKS INC.
NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
(Unaudited - Prepared by Management)
OCTOBER 31, 2000
================================================================================

1.       DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES

         These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these consolidated financial statements also comply, in all material respects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

         Stock based compensation

         SFAS No. 123, "Accounting for Stock Based Compensation", requires expanded disclosure of stock-based compensation arrangements with consultants and requires the recognition of compensation expense related to stock compensation based on the fair value of the equity instrument granted or repriced. Canadian GAAP does not require the reporting of any stock based compensation expense in the Company's financial statements.

         In calculating compensation expense under United States GAAP the Company utilizes the Black-Scholes model to estimate the fair value of options granted or repriced. No options were granted or repriced during the three month periods ended October 31, 2000 and 1999.

         The following is a summary of the status of stock options outstanding at October 31, 2000:

         =======================================================================================================
                                                         Outstanding Options              Exercisable Options
                                                         -------------------              -------------------

                                                         Weighted
                                                          Average        Weighted                       Weighted
                                                        Remaining         Average                        Average
                                                      Contractual        Exercise                       Exercise
         Range of Exercise Prices        Number      Life (Years)           Price          Number          Price
         -------------------------------------------------------------------------------------------------------
         $   0.25                        20,000             0.08       $     0.25          20,000     $     0.25
             0.88                       753,723             1.50             0.88         753,723           0.88
         =======================================================================================================


         Income taxes

         Under United States GAAP, income taxes are provided in accordance with SFAS No. 109, "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expenses (benefit) results from the net change during the year of deferred tax assets and liabilities.

         Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

         For the three month periods ended October 31, 2000 and 1999, no deferred tax assets or liabilities would have resulted from the implementation of SFAS No. 109.

CINEMA INTERNET NETWORKS INC.
NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
(Unaudited - Prepared by Management)
OCTOBER 31, 2000

================================================================================

1.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)


     Foreign currency translation

     The Company's policy on foreign currency translation is in compliance with SFAS No. 52, "Foreign Currency Translation".

     In previous years, the functional currency of the Company's Canadian hotel pay-per-view operations was the Canadian dollar. Using the current rate method, translation adjustments resulting from translating the Canadian operation's financial statements into the reporting currency, the U.S. dollar, were disclosed and accumulated in a separate component of equity. During the year ended July 31, 2000, the Company disposed of both its U.S. and Canadian hotel pay-per-view operations. As such, the Company has included the amount accumulated in the translation adjustment component of equity as part of the gain on disposal of discontinued operations.

     Also during the year ended July 31, 2000, the Company began operations of its new business. Although the business is run out of its Canadian office, the currency of the primary economic environment in which the Company operates is the U.S. dollar. Therefore the U.S. dollar is the Company's functional currency and also remains it's reporting currency. Gains and losses on foreign currency transactions are included in determining net income (loss) for the period.

     Comprehensive income

     SFAS No. 130, "Reporting Comprehensive Income", addresses standards for the reporting and display of comprehensive income and its components.

     Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under generally accepted accounting principles.

     For the three month periods ended October 31, 2000 and 1999, there were no other items of comprehensive income of a material nature.

     Disposal of discontinued operations

     The treatment of a disposal of discontinued operations is essentially the same under both Canadian and United States GAAP. However, for Canadian purposes, the gain on the sale of the Company's hotel pay-per-view business was recorded during the year ended July 31, 2000 despite the sale not closing until August 3, 2000. The reasons for this were as follows:

     a) The date of the letter agreement was only three days after the year end. The terms of the agreement had been settled by July 31, 2000.

     b) Shareholder approval had not been received. However, management approved the plan, had received no shareholder complaints in response to the announcement of its plan, and had never encountered significant opposition at any meeting of shareholders.

CINEMA INTERNET NETWORKS INC.
NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
(Unaudited - Prepared by Management)
OCTOBER 31, 2000

================================================================================

1.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)



     Disposal of discontinued operations (cont'd...)


     c) Chequemate actually assumed responsibility for operating the hotel pay-per-view business in March, 2000. Since that time all revenues from and expenses incurred in operating the business have been Chequemate's.

     The Canadian Venture Exchange did not object to this treatment. Under United States GAAP however, a gain must not be recognized before the disposal date. Therefore, the gain recorded in the 2000 fiscal year was reversed for United States reporting purposes and was recognized in the current period.

     Consolidated financial statement balances under United States GAAP


     The impact of the above differences between Canadian and United States GAAP on the consolidated balance sheets is as follows:

     ===================================================================================================================
                                                                                                    2000            1999
     -------------------------------------------------------------------------------------------------------------------
     Consolidated balance sheets

     Total assets, United States GAAP                                                     $      326,257    $    373,692
                                                                                          ==============================
     Total liabilities, United States GAAP                                                $      101,498    $    723,626
                                                                                          --------------    ------------

     Capital stock, Canadian GAAP                                                              4,519,800       3,628,702
       Cumulative compensation expense on stock options                                          838,719           4,328
                                                                                          --------------    ------------

     Capital stock, United States GAAP                                                         5,358,519       3,633,030

     Cumulative translation adjustment                                                                 -         164,225

     Deficit, United States GAAP                                                              (5,133,760)     (4,147,189)
                                                                                          --------------    ------------

     Shareholders' equity, United States GAAP                                                    224,759        (349,934)
                                                                                          --------------    ------------

     Shareholders' equity and liabilities, United States GAAP                             $      326,257    $    373,692
     ===================================================================================================================

CINEMA INTERNET NETWORKS INC.
NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
(Unaudited - Prepared by Management)
OCTOBER 31, 2000

================================================================================


1.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)


     Consolidated financial statement balances under United States GAAP (cont'd...)

     The impact of the above differences between Canadian and United States GAAP on the consolidated statements of operations and deficit and cash flows is as follows:

     =====================================================================================================================
                                                                                                    2000              1999
     ---------------------------------------------------------------------------------------------------------------------
     Consolidated statements of operations and deficit

     Loss for the period as reported                                                      $     (132,929)   $      (95,598)
         Gain on disposal of discontinued operations                                             281,057                 -
                                                                                          --------------    --------------

     Income (loss) for the period, in accordance with United States
         GAAP                                                                                    148,128           (95,598)
     Deficit in accordance with United States GAAP,
         beginning of period                                                                  (5,281,888)       (4,051,591)
                                                                                          --------------    --------------

     Deficit in accordance with United States GAAP,
         end of period                                                                    $   (5,133,760)   $   (4,147,189)


     Consolidated statements of cash flows

     Cash flows provided by (used in) operating activities, Canadian GAAP                 $      (84,131)   $       32,284
         Gain on disposal of discontinued operations                                            (281,057)                -
         Item not affecting cash                                                                 281,057                 -
                                                                                          --------------    --------------

     Cash flows provided by (used in) operating activities, United States GAAP                   (84,131)           32,284
                                                                                          --------------    --------------

     Cash flows provided by (used in) financing activities, United States GAAP                       119              (973)
                                                                                          --------------    --------------

     Cash flows used in investing activities, United States GAAP                                    (991)                -
                                                                                          --------------    --------------

     Cash flows provided by (used in) discontinued operations, United States GAAP                      -           (34,363)
                                                                                          --------------    --------------

     Change in cash during the period                                                            (85,003)           (3,052)
     Cash, beginning of period                                                                   114,785             7,766
                                                                                          --------------    --------------

     Cash, end of period                                                                  $       29,782    $        4,714
     =====================================================================================================================

CINEMA INTERNET NETWORKS INC.
NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
(Unaudited - Prepared by Management)
OCTOBER 31, 2000

================================================================================


1.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)


     The impact of the above differences between Canadian and United States GAAP on the consolidated statements of stockholders' equity, as reported, is as follows:

     ==========================================================================================================================
                                                        Share Capital                              Cumulative
                                                   -------------------------
                                                     Number                                       Translation
                                                   of Shares          Amount         Deficit       Adjustment             Total
     --------------------------------------------------------------------------------------------------------------------------
     Stockholders' equity as reported
       October 31, 1999                            3,288,667   $   3,628,702   $  (4,142,861)   $     164,225     $    (349,934)

     Cumulative compensation expense
       on stock options                                    -           4,328          (4,328)               -                 -
                                                   ---------   -------------   -------------    -------------     -------------

     Stockholders' equity in accordance
       with United States generally
       accepted accounting principles at
       October 31, 1999                            3,288,667   $   3,633,030   $  (4,147,189)   $     164,225     $    (349,934)
                                                   ============================================================================
     Stockholders' equity as reported
       October 31, 2000                            7,963,207   $   4,519,800   $  (4,295,041)   $           -     $     224,759

     Cumulative compensation expense
       on stock options                                    -         838,719        (838,719)               -                 -
                                                   ---------   -------------   -------------    -------------     -------------

     Stockholders' equity in accordance
       with United States generally
       accepted accounting principles at
       October 31, 2000                            7,963,207   $   5,358,519   $  (5,133,760)   $           -     $     224,759
     ==========================================================================================================================

     Earnings per share (EPS)

     SFAS No. 128, "Earnings Per Share", requires dual presentation of basic and diluted earnings per share by entities with complex capital structures. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares.

CINEMA INTERNET NETWORKS INC.
NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
(Unaudited - Prepared by Management)
OCTOBER 31, 2000

================================================================================


1.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     Earnings per share (EPS) (cont'd...)

     Under Canadian GAAP, shares held in escrow are included in calculating the weighted average number of shares outstanding for computing basic earnings per share. Under United States GAAP, shares held in escrow are excluded from this calculation.

     The following loss per share information results under United States
     GAAP:

     ======================================================================================================================
                                                                                                    2000               1999
     ----------------------------------------------------------------------------------------------------------------------
     Income (loss) for the period under United States GAAP                                 $     148,128      $     (95,598)
     ======================================================================================================================

     Weighted average number of shares outstanding
       under United States GAAP                                                                7,961,707          3,288,667
     ======================================================================================================================

     Basic earnings (loss) per share                                                       $       0.019      $       (0.03)

     ======================================================================================================================

     Diluted weighted average number of shares outstanding                                     8,336,292                n/a
     ======================================================================================================================

     Diluted earnings per share                                                            $       0.018                n/a
     ======================================================================================================================

     For the three month period ended October 31, 1999, diluted EPS has not been disclosed as the effect of the exercise of the Company's outstanding options and warrants would be anti-dilutive.

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Second Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      CINEMA INTERNET NETWORKS INC.


Date: 01/31/01                        By:  /s/ William E. Massey
      --------                        -------------------------------

                                      William E. Massey, Chief Executive Officer

                               EXHIBIT INDEX (1)

 Exhibit
 Number      Title
---------    ------------------------------------------------------------------------------------
   1         Articles of Incorporation and Bylaws of the Company

   1.1       Articles of Incorporation(1)

   1.2       Bylaws(1)

   1.3       Certificate of Existence/Authorization of TEN Private Cable Systems (USA), Inc.,
             dated January 5, 1999(1)

   3         Material Contracts

   3.1       Chequemate/CinemaWorks; CinemaWorks Asset Purchase Agreement, May 25, 2000(1)

   3.2       Sprint Canada, Inc./ TIV Inc./ Wiredinn, Inc./ Cinema Internet Networks Inc.:
             Memorandum of Understanding, September 15, 2000(1)

   3.3       Darwin Networks, Inc./ CinemaWorks: Sales Representation Agreement, August 17, 1999(1)*

   3.4       Elastic Networks, Inc./ CinemaWorks: Master Services Agreement, August 23, 2000(1)*

   3.5       Gala Vu Entertainment, Inc./ CinemaWorks: High Speed Internet Services Memo of
             Understanding, May 12, 2000(1)*

   3.6       North American Movie Network/ CinemaWorks:  Asset Sale Agreement, January 15, 1998
             and Master Lease, March 15, 1999(1)

   3.7       Offer to Sublease, March 2, 2000(1)

   3.8       Earthramp Communications/CinemaWorks: Memo of Understanding, May 10, 2000(1)*

   3.9       Integra Leasing/T.E.N. Private Cable Systems, Inc.: Lease Agreement, November 1998(1)

   3.10      Sprint Canada/CinemaWorks: Memorandum of Understanding Letter, February 1, 2000(1)*

   3.11      Wiredinn.com/CinemaWorks: License and Service Agreement, October 31, 2000(1)*

(1) This exhibit was previously filed with the Securities and Exchange Commission with CinemaWorks' 20-F/A (Amendment No. 1).

* Certain portions of this Exhibit have been omitted pursuant to a request for confidential treatment submitted to the Securities and Exchange Commission. The omitted portions of this Exhibit have been filed separately with the Securities and Exchange Commission.